EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
 OPERATIONS AND FINANCIAL CONDITION

 FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Operations and Financial Condition ("MD&A") should be read in conjunction with Yamana Gold Inc.'s (the "Company" or "Yamana") condensed consolidated interim financial statements for the three and nine months ended September 30, 2021, and the most recently issued annual Consolidated Financial Statements for the year ended December 31, 2020 ("Consolidated Financial Statements"). All figures are in United States Dollars ("US Dollars") unless otherwise specified and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The Company has included certain non-GAAP financial performance measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAAP financial performance measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The non-GAAP financial performance measures included in this MD&A include:

•Cash costs per gold equivalent ounce ("GEO") sold;
•All-in sustaining costs ("AISC") per GEO sold;
•Net free cash flow; and
•Average realized price per ounce of gold/silver sold

Reconciliations and descriptions associated with the above performance measures can be found in Section 11: Non-GAAP Financial Performance Measures & Additional Subtotals in Financial Statements in this MD&A. Each non-GAAP financial performance measure has been annotated with a reference to endnote (1) on the final page of this MD&A.

Cautionary statements regarding forward-looking information and mineral reserves and mineral resources can be found in Section 12: Disclosure Controls and Procedures in this MD&A.

Endnotes can be found on the final page of this MD&A.

1.     HIGHLIGHTS AND RELEVANT UPDATES

For the three months ended September 30, 2021 unless otherwise noted

Operational, Earnings and Cash Flow Highlights:

•Gold production of 225,556 ounces exceeded plan, following standout performances from Canadian Malartic with 86,803 ounces, Jacobina with 47,373 ounces and El Peñón with 50,229 ounces. Further, Cerro Moro had an exceptional quarter with 37,853 ounces, increasing its gold production by approximately 33% from the second quarter, with stronger production expected in the fourth quarter from higher grades. Quarterly gold production from Yamana mines(4) marks the second highest total of all-time, with record breaking gold production expected in the fourth quarter.

•Silver production of 2,273,183 ounces, with both El Peñón and Cerro Moro recording their highest quarterly silver production totals of the year, albeit modestly below plan, with stronger production expected in the fourth quarter from higher grades at both mines anticipated.

•GEO(2) production of 256,464 ounces was in line with plan, on the back of exceptional gold production. As previously guided, the Company's production is weighted at 53% for the second half of the year, with the fourth quarter being the strongest quarter, expected to exceed 270,000 GEO produced. Consequently, with a strong third quarter, the Company remains well positioned to achieve guidance for the year of 1,000,000 GEO(2), underpinned by the momentum at Canadian Malartic, Jacobina and El Peñón, as well as a robust anticipated fourth quarter at El Peñón and Cerro Moro.

•GEO(2) production of 729,793 for the nine months ended September 30, 2021, including 644,074 ounces of gold and 6,026,508 ounces of silver, is also in line with plan.

•Quarterly total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis of $1,149, $702, and $1,041 respectively, which on a consolidated basis were lower than the second quarter and comparative period. Total cost of sales, cash costs(1) and AISC(1) of $1,149, $707 and $1,056 respectively, for the nine months ended September 30, 2021, were lower than the comparative period, and are tracking to be within the previously guided cost ranges due to the anticipated strong fourth quarter. The Company recorded standout September performances at several mines with per GEO(2) costs for those mines during the month being the lowest month of the quarter by a considerable margin. Further, consolidated AISC(1) on a per GEO(2) basis for the month was approximately 10% lower than the quarterly average, which positions the Company to deliver its lowest per GEO(2) cost of the year during the fourth quarter.
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•Year-to-date costs have had a modest impact from inflationary pressures, which are expected to continue during the fourth quarter. For the full year, the Company expects upwards of $20 per GEO(2) of inflationary pressure on costs not originally anticipated at the start of the year. Nonetheless, costs for the fourth quarter will be well below the average costs experienced on a year-to-date basis due to the strong production anticipated.

•Cash flows from operating activities were $190.6 million and cash flows from operating activities before net change in working capital(1) were $202.9 million representing sharp increases from second quarter results of 24% and 21% respectively.

•Net earnings(3) for the three months ended September 30, 2021 were $27.0 million or $0.03 per share basic and diluted, compared to net earnings(3) of $55.6 million or $0.06 per share basic and diluted for the three months ended September 30, 2020. Adjusting items of $42.8 million(3), that management believes may not be reflective of current and ongoing operations, and which may be used to adjust or reconcile input models in consensus estimates, decreased net earnings(3) for the current period. For a complete list of adjustments attributable to Yamana Gold Inc. equity holders, refer to the Financial highlights section below.

Capital Allocation Highlights:

•As at September 30, 2021, the Company had cash and cash equivalents of $460.2 million, including $220.2 million available for utilization by the MARA Project. Further, the Company has available credit of $750.0 million from its undrawn revolving credit facility.

•The Company has a conservative capital structure that provides for the focus on its capital allocation priorities including: the development, expansion, and exploration of prioritized low capital cost growth projects; and the return of capital to shareholders. The details of those priorities are as follows:

◦Development, expansion and exploration self-funding with modest and well sequenced growth capital projects including:
▪Wasamac, and the positive development decision announced earlier this year for this wholly owned project. Wasamac capital costs are not expected to be incurred until 2025, in the meantime the Company will continue to increase cash balances, some of which will be earmarked for project construction, to fully fund the project,
▪Development of the Odyssey underground project at Canadian Malartic, where the cash flow derived from initial gold production during the ramp-up phase will fund development of the lower zones,
▪The Jacobina phased plant expansion, which is expected to have a modest $15 million to $20 million capital requirement,
▪Advancement of the MARA copper/gold project through feasibility and permitting,
▪Determining the merits of the advancement of the Suyai project, in collaboration with our partner, and;
▪The generative exploration portfolio.

◦Return of Capital to Shareholders
▪As part of the Company's progressive approach to its dividend policy and returns to shareholders, an increased quarterly dividend of $0.03 per share (annual $0.12 per share) was approved during the second quarter of 2021, representing the sixth dividend increase since the second quarter of 2019, for a cumulative increase of 500%. The Company considers dividends an important component of returns on investment for shareholders, and previously indicated that its policy is that as its cash flows and cash balances increase, as its balance sheet continues to improve, and as debt service decreases, the Company would evaluate further increases of its dividend. While the Company has relied over the last several years on maintaining certain levels of cash on hand to secure payment of the dividend independently of changes in gold price, with cash flow improvements, certainty of modest and manageable annual capital expenses for its growth projects and completion of various definitive studies relating to those projects, the Company has concluded that it is able to fund its dividend at current or substantially lower gold prices. The Company conducts sensitivities on its capital allocations, including ability to fund and pay dividends, at various gold prices as low as $1,350.
▪On July 29, 2021, the Company announced a normal-course issuer bid (“NCIB”) to purchase up to 48,321,676 common shares of the Company, representing up to 5% of the Company’s current issued and outstanding common shares, in open-market transactions through the facilities of the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (the “NYSE”) and alternative Canadian trading systems. The Company believes that the market price of its common shares does not currently represent their full value and growth prospects and views purchases of common shares as an attractive investment comparable to its investments in its portfolio of exploration and development stage assets. During the quarter, the Company repurchased, and subsequently cancelled, a total of 3,321,276 common shares for approximately C$18 million since the initiation of the share repurchase program.
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▪For further information on the Company's approach to maximizing cash returns to shareholders, refer to Section 2: Core Business, Strategy and Outlook.

◦Strengthening the Company's Financial Position, Improving Financial Resilience and Increasing Financial Flexibility
▪Yamana believes that a strong financial position and financial resilience also requires a manageable debt maturity profile, and the Company has taken advantage of current market conditions to improve terms of its outstanding notes by increasing tenor and reducing carrying costs. As such, during the quarter, Yamana completed its offering of $500 million aggregate principal amount of its 2.630% Senior Notes due August 15, 2031. The Senior 2031 Notes are unsecured, senior obligations of Yamana and are unconditionally guaranteed by certain of Yamana’s subsidiaries that are also guarantors under Yamana’s credit facility.
▪Yamana used the net proceeds from the offering, together with cash on hand, to fund the redemptions of its 4.76% Series C Senior Notes due 2022, its 4.91% Series D Senior Notes due 2024, its 4.78% Series B Senior Notes due 2023 and its 4.950% Senior Notes due 2024.
▪The completion of the offering of the Senior 2031 Notes and the subsequent redemption of the shorter-term maturity notes represents the culmination of significant debt reduction efforts initiated in 2019. Yamana’s outstanding gross debt was reduced by $222.1 million during the quarter to $772.8 million, which compares to $1.85 billion outstanding in the second quarter of 2019.
▪Interest on the Senior 2031 Notes is set at 2.630% as compared to a weighted average interest of 4.83% for the existing notes, which reduces the Company’s annual interest carrying charges by approximately $21.6 million per annum compared to the second quarter of 2021, or roughly $60 million per annum lower compared to the second quarter of 2019.

Strategic Developments, Construction Developments and Advanced Stage Projects:

•Positive Development Decision and Positive Study Results on the Wasamac Project, Quebec

◦During the third quarter, the Company made a positive development decision on its wholly owned Wasamac project in the Abitibi-Témiscamingue Region of Quebec, Canada, purchased early in 2021. Wasamac solidifies the Company’s long-term growth profile with a top-tier gold project in a region where Yamana has deep operational and technical expertise and experience. Yamana’s average annual gold production in Quebec, including production from Wasamac and the Odyssey underground at Canadian Malartic, has the potential to increase to approximately 500,000 ounces by 2028, and continue at this level through 2041. The Company also completed several studies, including a feasibility study, intended to corroborate diligence reviews conducted by the Company on its purchase of the Wasamac project in early 2021, and updated a historical feasibility study. These studies updated the baseline technical and financial aspects of the Wasamac project that underpin the decision to advance the project to production. The results from all studies were consistent with the Company’s conclusions in its diligence reviews relating to the purchase of Wasamac and, in some cases, are better than the conclusions from those reviews.

◦Yamana expects to receive all approvals, permits and certificates of authorization required for project construction by the third quarter of 2024. Construction time to processing plant commissioning is estimated at approximately two-and-a-half years, with the underground crusher and conveyor system scheduled for commissioning six months later. First gold production is scheduled for the fourth quarter of 2026, with commercial production anticipated in the fourth quarter of 2027. The Company has already identified opportunities to accelerate the production ramp-up and decrease the processing plant construction timeline, which would improve significantly over the feasibility study’s base case production profile. To increase the level of confidence in metallurgical and geomechanical assumptions, Yamana is considering the execution of an underground bulk sample, which could commence earlier on a separate environmental permit. The bulk sample would require ramp access to the underground mineralization.

◦Initial drill results obtained during the third quarter at Wasamac confirmed the presence of the Wasa Shear zone to the west of the main Wasamac zone and expands a secondary zone known as Wildcat with positive step out drilling. Initial results further align with the objective to sustain 200,000 ounces per year of production at Wasamac and achieve a strategic mine life of more than 15 years. The Company is currently advancing an exploration program that focuses on expanding the current mineral resource envelopes to depths below the established mineral resource and testing for mineralization in poorly explored gaps between mineralized zones. In addition, the exploration program will target the broader Wasamac property, including the adjacent Francoeur,
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Arntfield and Lac Fortune gold deposits, and include an infill program to better delineate mining areas expected to be developed in the first three years of production.

◦Wasamac Study highlights include:

•Mineral reserves of 1.91 million gold ounces at an unchanged average gold grade of 2.56 g/t for an initial mine life of 10 years with an average life of mine (“LOM”) gold production of 169,000 ounces per year, with average throughput of 7,000 tonnes per day (“tpd”). A rapid production ramp-up in the first year is expected, followed by sustained gold production of approximately 200,000 ounces per year for at least the next four years. Including the ramp-up phase, average annual production for the first five years of operation is expected to be 184,000 ounces.
•Robust project economics with an after-tax IRR of 16.1% at $1,550 per ounce of gold and an after-tax IRR of 24% at $1,850 per ounce of gold, based on mineral reserves and excluding future upside potential from encouraging exploration prospects. There is potential for a significant increase in NPV and after-tax IRR with an increase in mineral inventory and increase in mine life. An increase in mine from the presently contemplated 10 years to 15 years doubles the NPV of the project.
•Initial capital cost is expected to be relatively modest for a 7,000 tpd underground operation, at approximately $416 million, planned to be fully funded with available cash and cash flows. The Company anticipates building significant cash balances over the upcoming years, which will be allocated to the project in time for its formal development, once permitting is received. The Company undertook extensive due diligence relating to the acquisition of Wasamac and identified several opportunities for optimizations and improvements; the updated studies confirmed the opportunities for optimizations. Total LOM sustaining capital estimated at $318 million primarily for underground mine development and mobile equipment.
•LOM cash costs(1) and AISC(1) of $640 and $828 per ounce, respectively, below the Company average cost.
•Wasamac is designed as a modern underground operation with a small footprint and minimal infrastructure on the south of the Route 117 highway. Tailings will be deposited underground as paste fill and in a filtered dry-stack tailings storage facility. The use of an underground conveyor, electric mining equipment and high-efficiency ventilation fans, with further electrification planned as new technology becomes commercially available, is expected to reduce CO2 emissions by more than 2,200 tonnes per year, equivalent to taking 500 cars off the road. Over the LOM, the Company expects to reduce CO2 emissions by more than 20,000 tonnes.

◦Further optimization and mine life extension opportunities for conversion of mineral resources to mineral reserves is expected through engineering efforts surrounding the historic mining zone, the utilization of the full design capacity of 7,500 tpd that could increase annual gold production, additional metallurgical drilling and test work to be carried out to evaluate the potential increase in gold recovery through the installation of a flotation and concentrate leach circuit, and opportunities to accelerate the project execution plan to bring production forward. Future infill drilling programs will include assaying for silver, recovery of silver would improve project economics and reduce AISC(1).

•Canadian Malartic Underground Construction Decision; Drilling Identifies A Potentially Significant Extension To The East Gouldie Zone

◦Impressive technical study results were obtained in early 2021, and the Company and its partner made a positive construction decision of the Odyssey project at Canadian Malartic. A NI 43-101 technical report completed in March 2021 included a full summary of the Odyssey underground project and demonstrated robust economics, a significant increase in mineral resources, first production from the Odyssey South deposit expected in 2023, and a mine life extension to at least 2039. As Canadian Malartic transitions from open pit to underground mining, underground production will offset a significant portion of the corresponding decline in open pit production. On a 100% basis, production from open pit mining from 2021 through 2028 is expected to be approximately 3.9 million ounces; the Odyssey underground mine plan supports annual gold production of 500,000 to 600,000 ounces when fully ramped up on a 100% basis. Furthermore, the Odyssey underground mine plan currently only includes about half of the project’s 0.8 million ounces of Indicated Mineral Resources and 13.5 million ounces of Inferred Mineral Resources. Further upside from grade improvements and underground mine life extensions are expected to be realized through infill drilling to improve geological confidence, exploration drilling to extend known deposits and make new discoveries and engineering efforts, especially close to historical underground excavations and at depth at East Malartic.

◦Several key processes and activities progressed as planned during the third quarter:
◦Underground ramp development is ahead of schedule with 1,118 linear metres of development in 2021 now completed (for a total of 2,054 metres including lateral development).
◦Development of the exploration ramp is anticipated to take approximately two years to complete, with the first drilling platform established in early July. The platform provides diamond drilling access to the
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upper part of Odyssey south (between surface and 160 meters of depth) and infilled drilling of the mineralization.
◦Underground construction is progressing well, with explosives storage and dining rooms on schedule.
◦Odyssey human resources ramp-up is on target, with over 300 employees and contractors hired in a variety of functions including mine development, surface construction and resource development.
◦Construction of the left-turn lane on Provincial Highway 117 has been completed.
◦Decree amendment and the mining lease process continue to be on target for the first quarter of 2022 and fourth quarter of 2022 respectively.
◦During the second quarter, the shaft collar construction was completed. The headframe's slipform pour started in September, with structural steel installation expected to be initiated in November, and completed during the fourth quarter. The hoist room construction and interior design are expected to be completed within one year.
◦Further engineering progress was made on the paste plant (with the approval of the plant's general arrangement), power line/substation and surface workshop/warehouse.
◦Mine equipment selection is well underway with contracts awarded for both production and drilling equipment as well as an all-electric service equipment fleet.
◦Shaft sinking is expected to start October 2022, with the sinking hoist expected to be delivered during the second quarter of 2022, on schedule. Lastly, the auxiliary hoist is under construction and is also expected to be delivered as planned during the second quarter of 2022.

◦The Odyssey project has modest capital requirements in any given year which are manageable and fully funded using Canadian Malartic's cash on hand and free cash flow generation, with no external funding required. Initial capital expenditures and other growth capital expenditures, on a 50% (and 100%) basis, are as follows in millions of dollars: $56.9 ($113.8), $102.0 ($204.0) and $68.4 ($136.8) for 2021 through 2023 respectively, an average of $81.9 ($163.8) per year from 2024 through 2026, and $104.5 ($209.0) and $90.2 ($180.3) during 2027 and 2028, respectively. Furthermore, underground gold production during the 2021 to 2028 construction period is expected to start in 2023 and total on a 50% (and 100%) basis 466,000 (932,000) ounces at cash costs of approximately $800 per ounce. Although the aforementioned costs do not include any offsetting net proceeds from pre-commercial production due to upcoming amendments to the relevant accounting standard(7), which represents a practical consequence of IFRS application, net proceeds from the sale of these ounces would significantly reduce the cash requirements for the construction of the project which, assuming the gold price used in the financial analysis for the project of $1,550 per ounce, would reduce the projected capital requirements in half.

•Jacobina Processing Capacity Optimization and Expansion

◦The Company’s expansion strategy at Jacobina is well advanced and anticipates that the mine will be a multi-decade, low cost operation with a planned production level of at least 230,000 ounces per year, with annualized production achieving this level by the second half of 2023.

◦The Company expects to achieve the Phase 2 rate of 8,500 tpd by implementing a simplified approach of debottlenecking and incremental operational improvements, without requiring the installation of an additional ball mill. This approach is expected to significantly reduce capital expenditures, increases energy efficiency, and de-risk the project. As such, capital costs for the plant expansion are expected to be in the range of $15 million to $20 million, significantly lower than the original planned capital estimated in the Phase 2 pre-feasibility study. Successful trials conducted at Jacobina during the prior quarters demonstrate that the processing plant can consistently and reliably achieve a daily operating throughput above 8,000 tonnes per day, significantly higher than nameplate capacity. A new daily throughput record of 8,842 tonnes was achieved in September during a trial to test the processing plant capacity. Permitting for Phase 2 is ongoing with expected completion in mid-2022.

◦Engineering for the Phase 3 expansion to 10,000 tpd will advance in parallel with the Phase 2 expansion, and the processing model will continue to be updated to integrate with operational data from Phase 2, with a feasibility study for Phase 3 scheduled for completion in 2023.

◦The Company is further evaluating the strategic options and direction related to Jacobina and the significant exploration that is available along the greenstone belt in which the mine is located. Jacobina is being envisioned as a complex of multiple mines, and more emphasis is being placed on regional and generative exploration, to work towards the strategic plan of Jacobina being a 400,000 ounce-plus operation.

◦The Jacobina mine is part of the Jacobina district, for which geological evidence and tectonic reconstruction suggest strong affinities with similar gold districts in West and South Africa, which host exceptionally large gold deposits, including the prolific Witwatersrand Basin and the Tarkwa mine. Gold mineralization at Jacobina is hosted by the Serra do Corrego Formation, preserved within the Jacobina belt, for a strike length of over ninety kilometers. The mine complex consists of six mining areas exploiting economic mineralization within a nine-kilometer long mineralized belt extending from João Belo in the south to Canavieiras Norte in the north. As at December 31, 2020, past gold production from the mine complex was slightly over two million ounces, with
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mineral reserves of 2.81 million ounces of gold and total mineral resources of 5.0 million ounces of gold, indicating the world class size of the current known deposit. Since 2019, the Company has started systematic exploration of its 77,800 hectare land package that covers 155 kilometers of exploration potential along the north-south trending belt. This work has defined a fourteen-kilometer long belt of gold-bearing conglomerate located north of the mine complex and has also extended the known mineralized reefs south of João Belo in a continuous area extending 2,200 metres south of the limits of the João Belo mine. Further areas have been identified both to the north and further south during reconnaissance exploration programs. Work will continue to define mineralized reefs exposed on surface and follow up with widely spaced drill testing targeting both extensions of the mine complex and new standalone mine targets. Consequently, the Company sees significant opportunities to grow its regional presence and continue to build the world-class Jacobina Complex.

•MARA Project Advances

◦The MARA Joint Venture held by the Company (56.25%), Glencore International AG (25%) and Newmont Corporation (18.75%) continues to advance the engagement with local communities and stakeholders, and progress the feasibility study and the permitting process. The pending feasibility study will provide updated mineral reserves, production and project capital cost estimates, is being overseen by the Technical Committee comprised of members of the three Companies. Key technical results are expected during 2021, and a considerable amount of information in the pre-feasibility study is already at feasibility study level as a result of the Integration. The full feasibility study report and submission of the environmental and social impact assessment ("ESIA") is expected in late 2022.

◦The MARA Project represents a significant strategic value opportunity and a solid development and growth project. The Company intends pursue all available avenues to continue to advance and unlock its value through its controlling interest.

◦Work on the engineering design, drilling at site, and furthering of the environmental studies and permitting continued to progress well during the third quarter. The metallurgical drilling program at the Agua Rica site was completed, and all samples were submitted for metallurgical test-work in Canada. Additionally, geotechnical drilling started and is expected to continue during the fourth quarter. Next steps include resource delineation and specific geotechnical drilling for the overland conveyor tunnel design. Metallurgical test-work is progressing according to plan, advancing early stages of mechanical preparation and assaying, while preparing final composites for batch testing and pilot plant, which is expected to run during the first quarter of 2022.

◦MARA is the combined project comprised of the Agua Rica site, Alumbrera site as well as the Alumbrera plant and ancillary buildings and facilities, and will rely on processing ore from the Agua Rica mine at the Alumbrera plant. The project design minimizes the environmental footprint of the project incorporating the input of local stakeholders. MARA is planned to be a multi-decade, low cost copper-gold operation with annual production in the first ten years of 556 million pounds of copper equivalent and a life of mine annual production of 469 million pounds of copper equivalent on a 100% basis. MARA will be among the top 25 copper producers in the world when in production, and one of the lowest capital intensity of the comparable projects globally.

For full details on the aforementioned updates, please refer to Section 5: Construction, Development and Other Initiatives.

OPERATING

Third quarter GEO(2) production of 256,464 ounces was in line with plan and exceeded both prior year production of 240,466 ounces, as well as second quarter production of 241,341 GEO as anticipated and guided. Strong GEO production performances were delivered by Canadian Malartic, Jacobina, and El Peñón all of which exceeded plan. Cerro Moro also had an exceptional quarter, increasing its production by approximately 50% from the second quarter. GEO is calculated as the sum of gold ounces and the gold equivalent of silver ounces using a ratio of 73.55 for the three months ended September 30, 2021, and 79.26 for the three months ended September 30, 2020. GEO calculations are based on an average market gold to silver price ratio for the relevant period.

Third quarter total cost of sales, cash costs(1), and AISC(1) on a per GEO(2) basis were $1,149, $702, and $1,041 respectively, and better than the comparative period costs and second quarter costs per GEO(2). In particular, the Company recorded standout September performance at several mines with per GEO(2) costs for those mines being the lowest month of the quarter by a considerable margin. Further, consolidated AISC(1) on a per GEO(2) basis for the month was approximately 10% lower than the quarterly average, which positions the Company to deliver its lowest per GEO(2) cost of the year during the fourth quarter.

GEO(2) production of 729,793 ounces during the nine months ended September 30, 2021 was in line with plan and greatly exceeded prior year production of 645,795 ounces. The Company remains well positioned to achieve guidance for the year of 1,000,000 GEO, underpinned by strong momentum at Canadian Malartic, Jacobina, and El Peñón, as well as anticipated strong fourth quarters at El Peñón and Cerro Moro. GEO is calculated as the sum of gold ounces and the gold equivalent of silver
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ounces using a ratio of 70.31 for the nine months ended September 30, 2021, and 92.88 for the nine months ended September 30, 2020. GEO calculations are based on an average market gold to silver price ratio for the relevant period.

For the nine months ended September 30, 2021, total cost of sales, cash costs(1), and AISC(1) on a per GEO(2) basis were $1,149, $707, and $1,056 respectively, which are lower than the comparative period, and are tracking to be within the previously guided cost ranges due to the anticipated strong fourth quarter.in line with guidance and better than the comparative costs per GEO(2).

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
GEO
Production(5)	256,464	240,466	729,793	645,795
Sales(5)	252,637	230,452	728,853	629,565
Per GEO sold data
Total cost of sales	$1,149	$1,186	$1,149	$1,159
Cash costs(1)	$702	$723	$707	$710
AISC(1)	$1,041	$1,096	$1,056	$1,082
Gold
Production (ounces)(5)	225,556	201,772	644,074	558,150
Sales (ounces)(5)	223,229	192,578	642,807	541,531
Revenue per ounce	$1,789	$1,910	$1,800	$1,739
Average realized price per ounce(1)	$1,789	$1,910	$1,800	$1,739
Average market price per ounce*	$1,789	$1,911	$1,801	$1,735
Silver
Production (ounces)	2,273,183	3,040,341	6,026,508	7,779,001
Sales (ounces)**	2,176,658	2,907,348	6,038,463	7,818,919
Revenue per ounce	$24.23	$24.58	$25.63	$20.16
Average realized price per ounce(1)	$24.23	$24.58	$25.25	$19.92
Average market price per ounce*	$24.36	$24.39	$25.78	$19.22
*    Source of information: Bloomberg.
**    Included in the three and nine months ended September 30, 2021 silver sales ounces are 160,630 and 796,329 ounces respectively, delivered under the silver streaming arrangement (2020: 158,591 and 732,514 ounces, respectively).

HEALTH, SAFETY, AND SUSTAINABLE DEVELOPMENT

Health, safety and sustainable development ("HSSD") approaches are guided by our corporate-level standards and programs; these are integrated into all of our operations, development projects, and exploration activities. Yamana recognizes the importance of striving to meet and exceed its HSSD responsibilities and objectives, and the role these efforts have in delivering on the overall objective of creating value for all stakeholders. Since early 2020, one of our most important considerations, in addition to our on-going priorities of safeguarding worker health and safety, protecting the environment and building privilege to operate with host communities has been our response to the global COVID-19 pandemic.

Through our active responses to COVID-19, the Company has demonstrated its commitment to environmental, social and governance ("ESG") excellence in action and resilience. Consistent with our mission to mine precious metals profitably and responsibly, the Company is prepared to forego production to safeguard its efforts to promote health, safety and well-being of its workforce and host communities.

Since the emergence of the global COVID-19 pandemic, the Company’s Corporate Crisis Management team, the members of which are its senior executives and operational leaders, has taken quick and decisive action to respond to the pandemic during a fluid and fast-moving environment. The Company has adjusted and managed its business effectively during this period, mitigating risks and further advancing opportunities, while ensuring the health and safety of employees, contractors and host communities.

The Company responded rapidly to the COVID-19 pandemic and has been successful in limiting the spread of COVID-19. There have been confirmed worker cases at sites and in the communities surrounding the Company's operations; with the implementation of prevention, monitoring, testing, quarantine and contact tracing protocols, the Company has been able to isolate incidents of infection and limit their spread. Overall, the number of infected persons is not significant at sites and the Company continues to monitor the recoveries of those infected. In the third quarter of 2021, the number of employees infected with COVID-19 continued to decrease, primarily because of efforts made during this period, as well as increased access to vaccinations in all locations.

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Active COVID-19 cases involving employees and contractors at the operations were in the low single digits at the end of the third quarter; infected people have all been successfully isolated with no risk to the operations. Vaccination rates of employees and contractors across our operations and regional offices in Argentina, Brazil and Chile combined were more than 94 percent for the first dose and greater than 59 percent of people fully vaccinated. We expect vaccination rates to continue to increase as vaccine availability rises. Vaccination campaigns by the company and public health authorities have been underway for weeks; we are seeing outstanding vaccine acceptance and uptake by members of our workforce.

The Company continues to actively monitor the caseloads in South America, government responses, vaccination availability and to work closely with local and regional governments to ensure prevention procedures are adhered to. We are also continuing our offers of healthcare and other assistance which, in some cases, includes vaccination assistance to local governments, if required. Staff at offices continue to primarily work remotely and the Company undergoing a phased re-opening of offices, in line with government mandates, as COVID-19 caseloads decline and vaccination rates increase.

The Company is committed to supporting local health services in vaccination efforts and is working to promote vaccination of employees and host communities where possible. The Company continues working with local governments and healthcare services to build capacity to manage vaccination logistics now that vaccines have become more available in the locations where we operate.

We continue to manage our business in a way that respects, and is mindful of, the impact that COVID-19 has had and could have on host communities.

As a continuation of Yamana’s commitment to a low-carbon future, in early 2021 the Company formally adopted a board-approved climate action strategy. The strategy is underpinned by adoption of two high-level targets: a science-based 2°C scenario compared to pre-industrial levels, and an aspirational net-zero 2050 target. The targets are supported by foundational work being performed throughout 2021 by the multidisciplinary Climate Working Group. During the third quarter we established our emissions baseline year (2019) and began evaluation of three science-based temperature targets; a 2°C scenario, a well-below 2°C scenario and a 1.5°C scenario compared to pre-industrial levels. We also performed climate risk, adaptation and abatement workshops with each operation to progress on establishing preliminary, operations-specific roadmaps that describe abatement projects, estimated costs and schedules. These actions will help ensure that our long-range GHG reduction efforts are supported by practical and operationally focused short, medium and long-term actions to achieve the targets.

Other recent highlights relating to HSSD are as follows:

•The Company's Total Recordable Injury Rate was 0.68* for the first nine months of 2021. This is an increase from the full year 2020 result and primarily reflects low-energy incidents. In response, the company initiated campaigns across all operations focused on reducing the most common injuries that have occurred so far in 2021.
•As of October 5, 2021 approximately 95%(8) of our employees have received at least one dose of a COVID-19 vaccine, with approximately 60%(8) being fully vaccinated, with the expectation of a company-wide double-vaccination rate of over 90%(8) expected in the fourth quarter.
•The Company completed Human Rights Risk Assessments at all sites in line with the Voluntary Principles on Security and Human Rights.
•The Company approved a Responsibility Policy covering all HSSD elements, as well as 8 supporting Statements of Commitment covering Human Rights, Safety and Health, Environmental Protection, Social Performance, Tailings Management, Government Relations, Security and Common Elements.

(*)    Calculated on 200,000 exposure hours basis including employees and contractors. This rate is exclusive of Canadian Malartic, in which we hold a 50% interest.

FINANCIAL

Net earnings(3) for the three months ended September 30, 2021 were $27.0 million or $0.03 per share basic and diluted, compared to net earnings(3) of $55.6 million or $0.06 per share basic and diluted for the three months ended September 30, 2020. Net earnings(3) for the three months ended September 30, 2021 were negatively impacted by $42.8 million of items that management believes may not be reflective of current and ongoing operations attributable to Yamana Gold Inc. equity holders and which may be used to adjust or reconcile input models in consensus estimates.

Net earnings(3) for the nine months ended September 30, 2021 were $37.5 million or $0.04 per share basic and diluted, compared to net earnings(3) of $100.8 million or $0.11 per share basic and diluted for the nine months ended September 30, 2020. Net earnings(3) for the nine months ended September 30, 2021 were negatively impacted by $169.9 million of items that management believes may not be reflective of current and ongoing operations attributable to Yamana Gold Inc. equity holders and which may be used to adjust or reconcile input models in consensus estimates.

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	For the three months ended September 30,		For the nine months ended September 30,
(In millions of US Dollars; except per share amounts)	2021	2020	2021	2020
Net foreign exchange (gains) losses(3)	$(16.1)	$4.2	$(3.3)	$(0.3)
Share-based payments/mark-to-market of deferred share units	3.1	5.1	1.0	28.1
Mark-to-market losses (gains) on derivative contracts, investments and other assets and liabilities	1.0	(1.5)	0.1	(1.1)
Gain on sale of subsidiaries, investments and other assets	—	(1.8)	—	(1.8)
Gain on discontinuation of the equity method of accounting	—	—	(10.2)	(21.3)
Temporary suspension, standby and other incremental COVID-19 costs	7.9	8.6	28.8	31.3
Early note redemption premium	53.3	—	53.3	—
Other provisions, write-downs and adjustments*(3)	4.0	6.1	10.0	14.5
Non-cash tax on unrealized foreign exchange losses	7.2	8.7	0.2	51.0
Income tax effect of adjustments(3)	(16.0)	(4.9)	(17.6)	(17.3)
One-time tax adjustments(3)	(1.6)	12.8	107.6	19.7
Total adjustments - increase to net earnings(3)	$42.8	$37.3	$169.9	$102.8
Total adjustments - increase to net earnings(3) per share	$0.04	$0.04	$0.18	$0.11
*    This balance includes, among other things, revisions in estimates and write-downs & provisions, or reversals of provisions, for items such as tax credits and legal contingencies.

COVID-19 costs are disclosed as part of mine operating earnings as temporary suspension, standby and other incremental COVID-19 costs. The Company anticipates that suspension and standby costs will continue to be minimized prospectively. With increasing numbers of the population receiving the vaccine, the Company expects to see increasing immunity and corresponding decreasing caseloads. As of October 5, 2021 approximately 95%(8) of our employees have received at least one dose of a COVID-19 vaccine, with approximately 60%(8) being fully vaccinated, with the expectation of a company-wide double-vaccination rate of over 90%(8) expected in the fourth quarter. This will allow for a gradual easing of our COVID-19-related controls and a reduction in associated costs. However, there remains considerable uncertainty relating to COVID-19 which may lead to costs remaining at these levels or increasing rather than decreasing as currently contemplated. The breakdown of the periodic expenditures are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
(In millions of US Dollars; unless otherwise noted)	2021	2020	2021	2020
Canadian Malartic	$0.6	$0.5	$2.0	$3.7
Jacobina	0.3	0.4	1.0	1.6
Cerro Moro	4.2	4.1	17.6	14.6
El Peñón	1.2	2.3	3.9	5.0
Minera Florida	1.6	1.3	4.3	6.4
Total temporary suspension, standby and other incremental COVID-19 costs	$7.9	$8.6	$28.8	$31.3

Mine operating earnings for the three months ended September 30, 2021 remained relatively consistent with the comparative prior year period, despite higher DDA as a result of higher production and sales. Mine operating earnings increased by $107.6 million or 32% in the nine months ended September 30, 2021 compared to the same period in 2020, primarily due to a strong precious metal price environment, and the strong operating performance from the Company's operations which greatly increased production and sales

For detailed analysis on individual mines refer to Section 4: Operating Segments Performance.

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Summary of Financial Results

	For the three months ended September 30,		For the nine months ended September 30,
(In millions of US Dollars; unless otherwise noted)	2021	2020	2021	2020
Revenue	$452.2	$439.4	$1,311.6	$1,099.3
Cost of sales excluding DDA	(177.2)	(166.6)	(515.0)	(447.3)
Gross margin excluding DDA	$275.0	$272.8	$796.6	$652.0
Depletion, depreciation and amortization ("DDA")	(113.1)	(106.9)	(322.2)	(282.6)
Temporary suspension, standby and other incremental COVID-19 costs	(7.9)	(8.6)	(28.8)	(31.3)
Mine operating earnings	$154.0	$157.3	$445.6	$338.1
General and administrative	(19.5)	(21.4)	(54.9)	(62.5)
Exploration and evaluation	(10.9)	(3.6)	(24.8)	(9.1)
Share of earnings (loss) of associates	—	3.1	0.9	(1.0)
Other operating expenses, net	(10.6)	(6.8)	(25.3)	(13.1)
Operating earnings	$113.0	$128.6	$341.5	$252.4
Finance costs	(75.9)	(17.5)	(118.6)	(57.6)
Other income (costs), net	19.9	(4.0)	12.4	2.9
Earnings before taxes	$57.0	$107.1	$235.3	$197.7
Income tax expense, net	(31.1)	(51.5)	(251.5)	(96.9)
Net earnings (loss)	$25.9	$55.6	$(16.2)	$100.8

Net earnings (loss) attributable to:
Yamana Gold Inc. equity holders	$27.0	$55.6	$37.5	$100.8
Non-controlling Interests	$(1.1)	$—	$(53.7)	$—
Per share data (Yamana Gold Inc. equity holders)
Net earnings(3) per share - basic and diluted	$0.03	$0.06	$0.04	$0.11
Dividends declared per share	$0.0300	$0.0175	$0.0825	$0.0460
Dividends paid per share	$0.0263	$0.0156	$0.0788	$0.0380
Weighted average number of common shares outstanding (thousands)
Basic	964,715	952,479	964,136	951,611
Diluted	965,948	954,526	965,434	953,427
Cash flows
Cash flows from operating activities	$190.6	$215.0	$504.1	$436.5
Cash flows from operating activities before net change in working capital(1)	$202.9	$199.0	$553.9	$481.5
Cash flows used in investing activities	$(97.1)	$(47.7)	$(282.3)	$(84.9)
Cash flows used in financing activities	$(334.4)	$(17.8)	$(411.9)	$(35.0)
Net free cash flow(1)	$139.2	$185.5	$358.9	$336.8

Balance Sheet and Liquidity

As at September 30, 2021, the Company had cash and cash equivalents of $460.2 million and available credit of $750.0 million, for total available liquidity of approximately $1.2 billion. Cash balances include those held by the MARA project, which had a September 30, 2021 cash balance of $220.2 million.

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As at, (In millions of US Dollars)	September 30, 2021	December 31, 2020
Total assets	$8,304.9	$8,422.8
Total long-term liabilities	$2,767.1	$2,808.6
Total equity	$5,127.2	$5,172.3
Working capital(6)	$342.1	$476.2
Cash and cash equivalents	$460.2	$651.2
Total debt	$772.8	$993.8

Capital Expenditures

For the three months ended September 30,	2021	2020	2021	2020	2021	2020	2021	2020
(In millions of US Dollars)	Sustaining		Expansionary		Exploration		Total
Canadian Malartic(5)	$11.6	$13.5	$13.8	$(2.3)	$3.9	$0.4	$29.3	$11.6
Jacobina	3.9	4.8	8.0	3.0	2.1	1.3	$14.0	$9.1
Cerro Moro	12.2	9.2	0.4	2.1	0.7	4.0	$13.3	$15.3
El Peñón	9.3	7.3	2.0	—	4.7	4.8	$16.0	$12.1
Minera Florida	4.1	2.9	4.3	4.2	1.4	2.1	$9.8	$9.2
Other	—	0.4	8.1	3.0	2.7	1.2	$10.8	$4.6
Total	$41.1	$38.1	$36.6	$10.0	$15.5	$13.8	$93.2	$61.9

For the nine months ended September 30,	2021	2020	2021	2020	2021	2020	2021	2020
(In millions of US Dollars)	Sustaining		Expansionary		Exploration		Total
Canadian Malartic(5)	$52.0	$33.9	$27.4	$7.1	$11.3	$3.1	$90.7	$44.1
Jacobina	9.9	16.2	17.6	11.0	5.5	4.0	$33.0	$31.2
Cerro Moro	27.4	20.5	0.7	2.4	4.3	9.1	$32.4	$32.0
El Peñón	27.5	21.5	6.2	—	13.3	11.2	$47.0	$32.7
Minera Florida	12.3	8.2	16.4	10.8	3.4	5.2	$32.1	$24.2
Other	0.4	1.1	20.4	9.1	10.8	4.2	$31.6	$14.4
	$129.5	$101.4	$88.7	$40.4	$48.6	$36.8	$266.8	$178.6

2.    CORE BUSINESS, STRATEGY AND OUTLOOK

Yamana Gold Inc. (“Yamana” or the “Company”) is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas. Yamana has a strong 10-year base case outlook with a sustainable production platform of 1 million GEO per year through 2030, based on proven and probable mineral reserves, high conviction mineral resource and exploration results, and as such, the Company is not reliant on new exploration success to maintain this base case outlook. Production will be underpinned by continued operational success at the Company’s existing operations, which have consistently replaced mineral reserves above depletion.

The Company is listed on the Toronto Stock Exchange (trading symbol "YRI"), the New York Stock Exchange (trading symbol "AUY"), and the London Stock Exchange (trading symbol "AUY").

The Company’s principal mining properties comprise the Jacobina mine in Brazil, the Canadian Malartic mine (50% interest) in Canada, the El Peñón and Minera Florida mines in Chile and the Cerro Moro mine in Argentina. On January 21, 2021 the Company completed the acquisition of the Wasamac property, a high-quality project with a significant mineral reserve and mineral resource base and excellent potential for further expansion, adding to Yamana’s pipeline of organic opportunities, significantly enhancing the Company’s future growth prospects for which a positive development decision has been made during the quarter. The Company is focused on the regional approach being taken in the Abitibi-Témiscamingue Region of Quebec, Canada, and the similar approach taken in Jacobina, Brazil, to reach a strategic goal of a production platform in the regions of 500,000 and 400,000 ounces, respectively. Additionally, following the finalization of the integration agreement in the fourth quarter of 2020, the Company also owns a 56.25% interest in the MARA Project, a large-scale copper, gold, silver and molybdenum project located in the province of Catamarca, Argentina. For full details on the Wasamac property acquisition and the MARA Project integration agreement, please refer to Section 5: Construction, Development and Other Initiatives.
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Over the years, the Company has grown and generated value through strategic acquisitions and portfolio optimizations, and by pursuing organic growth to increase cash flows and unlock value at existing mines and development assets. Looking ahead, the Company’s primary objectives include the following:

•Continued focus on the Company’s operational excellence program, advancing near-term and ongoing optimizations related to production, operating costs, and key performance objectives in health, safety, and sustainable development, or ESG. Underpinning this performance is our "One Team, One Goal: Zero" vision, which reflects the Company's commitment to zero harm to employees, the environment and host communities near its operations.

•Increasing mine life at the Company’s existing operating mines through exploration targeted on the most prospective properties. The Company does not rely exclusively on proven and probable mineral reserves at any point to determine mine life as that would undervalue and misrepresent the potential of its operations. Similarly, the Company does not rely solely on a reserve life index to the exclusion of other measures to determine mine life, as the Company believes there are other factors that determine mine life. Where possible, the Company endeavours to increase mineral reserves early in the mine life, although the Company recognizes that often it is more cost effective and technically efficient to progressively extend mine life as, and when, mine development is advancing. This is particularly true for underground mines and prospects. The Company believes that to rely exclusively at any given point on proven and probable mineral reserves does not give sufficient allowance for discovery of new mineral resources, history of conversion of mineral resources to mineral reserves and exploration potential. For El Peñón and Minera Florida, the Company gives considerable allowance for mine life that is well in excess of mineral reserves, given the aforementioned factors of new discovery of mineral resources, historical conversion of mineral resources to mineral reserves and significant exploration potential.

•Maximizing the overall value of the Company as an enterprise, cash flows and free cash flows, and cash returns on invested capital, first on producing and then non-producing assets. Within the producing portfolio, attention is focused on per share measures related to the growth and quality of mineral reserves and mineral resources for mine life extensions and scope for throughput increases, metal grade and recovery improvements, and cost reductions that are expected to improve margins and cash flows.

•For strategic assets in the portfolio, the focus is to assess the best path for creation of value for shareholders, including advancing development projects through exploration, technical/financial reviews, studies and optimizations, permitting and community engagement, and/or considering strategic alternatives to realize returns from these strategic assets. This may include developing the assets through a joint venture or other strategic arrangements, or through monetization.

•Disciplined and progressive approach to capital allocation. The Company has a conservative capital structure that provides for the focus on its capital allocation priorities including: the development, expansion, and exploration of prioritized low capital cost growth projects; and the return of capital to shareholders. The details of those priorities are as follows:

◦Development, expansion and exploration self-funding with modest and well sequenced growth capital projects including:
▪Advancement of the Wasamac project, the Odyssey underground project at Canadian Malartic, Jacobina phased expansion, the MARA Project, and along with our partner determining the merits of the advancement of the Suyai Project. Please refer to Section 5: Construction, Development and Other Initiatives for further details on the status and advancement plans for these assets and others.

▪Additionally, advancing the Company’s generative exploration program for the next generation of Yamana mines:
▪Move the Company’s most advanced exploration projects forward;
▪Pursue exploration and drilling programs at highly-prospective, early stage projects in the Company’s existing portfolio;
▪Expand the Company’s exploration portfolio through evaluations and targeted land acquisition.

◦Return of Capital to Shareholders:
▪As part of the Company's progressive approach to its dividend policy and returns to shareholders, an increased quarterly dividend of $0.03 per share (annual $0.12 per share) was approved during the second quarter of 2021, representing the sixth dividend increase since the second quarter of 2019, for a cumulative increase of 500%. The Company considers dividends an important component of returns on investment for shareholders, and previously indicated that its policy is that as its cash flows and cash balances increase, as its balance sheet continues to improve, and as debt service decreases, the Company would evaluate further increases of its dividend. While the Company has relied over the last several years on maintaining certain levels of cash on hand to secure payment of
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the dividend independently of changes in gold price, with cash flow improvements, certainty of modest and manageable annual capital expenses for its growth projects and completion of various definitive studies relating to those projects, the Company has concluded that it is able to fund its dividend at current or substantially lower gold prices. The Company conducts sensitivities on its capital allocations, including ability to fund and pay dividends, at various gold prices as low as $1,350.
▪On July 29, 2021, the Company announced a normal-course issuer bid (“NCIB”) to purchase up to 48,321,676 common shares of the Company, representing up to 5% of the Company’s current issued and outstanding common shares, in open-market transactions through the facilities of the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (the “NYSE”) and alternative Canadian trading systems. The Company believes that the market price of its common shares does not currently represent their full value and growth prospects and views purchases of common shares as an attractive investment comparable to its investments in its portfolio of exploration and development stage assets. During the quarter, the Company repurchased, and subsequently cancelled, a total of 3,321,276 common shares for approximately C$18 million since the initiation of the share repurchase program.
▪The Company will continue to engage regularly with investors to ensure it is maintaining an optimal balance between the dividend amount payable and dividend sustainability, along with other methods of return of capital to shareholders, such as stock buybacks.
▪Following the Company's initial capital spending and development phase from 2003 to 2006, the Company has consistently paid dividends since 2007, and dividends have aggregated to over $1 billion paid over 14 years.

•Strengthening the Company's Financial Position, Improving Financial Resilience and Increasing Financial Flexibility:
▪Yamana believes that a strong financial position and financial resilience also requires a manageable debt maturity profile, and the Company has taken advantage of current market conditions to improve terms of its outstanding notes by increasing tenor and reducing carrying costs. As such, during the quarter, Yamana completed its offering of $500 million aggregate principal amount of its 2.630% Senior Notes due August 15, 2031. The Senior 2031 Notes are unsecured, senior obligations of Yamana and are unconditionally guaranteed by certain of Yamana’s subsidiaries that are also guarantors under Yamana’s credit facility.
▪Yamana used the net proceeds from the offering, together with cash on hand, to fund the redemptions of its 4.76% Series C Senior Notes due 2022, its 4.91% Series D Senior Notes due 2024, its 4.78% Series B Senior Notes due 2023 and its 4.950% Senior Notes due 2024.
▪The completion of the offering of the Senior 2031 Notes and the subsequent redemption of the shorter-term maturity notes represents the culmination of significant debt reduction efforts initiated in 2019. Yamana’s outstanding gross debt was reduced by $222.1 million to $772.8 million during the quarter, which compares to $1.85 billion outstanding in the second quarter of 2019.

Investment and Exploration Strategy

A further primary objective of the Company, although one with an intermediate to longer-term time horizon, is the advancement of its generative exploration program, a key component of Yamana’s overall organic growth strategy, designed to advance the Company’s most prospective properties and lay the foundation for the next generation of Yamana mines. The Company has an extensive exploration portfolio with well-defined exploration prospects and organic growth opportunities in all jurisdictions, with more advanced opportunities in Canada and Brazil, and recently introduced two new projects to the program where ongoing surface exploration has shown promising results: the Falcon project, a Tier 2 project in Santa Cruz, Argentina; and Las Flechas, a Tier 3 project in San Juan, Argentina. The objective of the generative exploration program is to advance at least one project to achieve mineral reserve and mineral resource inventories of at least 1.5 million gold equivalent ounces which the Company considers large enough to support a mine plan with annual gold production of approximately 150,000 ounces for at least eight years.

As noted, the Company is continually reviewing its capital allocation strategy, and exploring options for funding such projects that do not draw on free cash flows. Funding strategies include, but are not limited to, proceeds from the monetization of non-cash producing assets or non-core assets that do not meet the Company's precious metal and scale requirements and, where applicable, flow-through funding arrangements. Funds are allocated to develop promising internal opportunities for organic growth through exploration and provide long term growth.

To assess these opportunities, the Company relies on an experienced local exploration team that operates in its established jurisdictions and other favourable districts in North and South America.

The Company is refocusing its efforts on regional exploration projects, with greater efforts being placed on Jacobina and Lavra Velha, which represent the best opportunities for advancement of the goals of the generative exploration program. Every project in the generative exploration program has had some drilling, with some projects more advanced than others and as an example, Lavra Velha in Brazil. There are significant drill targets on the 55,000-hectare property, and Lavra Velha represents one of the most immediate, shorter-term opportunities to achieve the Company’s stated exploration goals given the mineral resource to
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date and drilling following the initial mineral resource estimate. Further, Lavra Velha is well-placed to meet the Company’s long-term objectives, as it is a shallow, flat-dipping orebody, making it ideal for open pit mining with a low strip ratio, and oxide mineralization, with potential to be processed as a heap leach operation. Therefore, the project has potential as a low capital cost, low operating cost operation. Additionally, the property hosts higher-grade gold and copper potential, as recently demonstrated by positive drilling results at Lavra Velha SW target, and the Company is exploring for Iron Oxide Copper Gold ("IOCG") mineralization. For more details, please refer to Section 6: Exploration.

The Company will also, from time to time, make investments to advance prospective exploration projects and more mature projects where it can provide value-added guidance either from the Company's exploration or technical services groups.

As a complement to the advancement of the internal exploration opportunities, the Company will consider the acquisition of earlier-stage development assets or companies that align with Yamana's objectives for capital allocation and financial results, jurisdiction, geology and operational expertise. Such opportunities will typically be funded through internal resources, meet minimum return levels that far exceed cost of capital and would meet the Company's minimum requirements to achieve mineral reserve and mineral resource inventories, mine life and per year production rate. Furthermore, preference would be given to geological and operational characteristics where the Company has an identified expertise and excellent opportunities for value enhancement. Such opportunities would also extend an existing regional presence or lead to that longer-term objective. Although the Company has an established portfolio of early-to-later-stage organic growth projects, the Company also considers it prudent to consider opportunities to extend regional presences in quality jurisdictions that offer geological and operational synergies and similarities to its current portfolio of assets.

As part of this strategy, on June 21, 2021, the Company acquired the Francoeur, Arntfield and Lac Fortune properties from Globex. This acquisition adds six kilometres of highly prospective strike length for exploration efforts to increase overall resources adjacent to a major asset and to extend the Wasamac mine life.

From time to time, the Company’s strategy includes holding investments in prospective companies. This may be for several reasons such as the disposition of certain assets for shares or in other cases, resulting from an investment for portfolio purposes. The ownership of shares in the Nomad Royalty Company is an example of the former. An investment may also give the Company an opportunity to further evaluate related opportunities. Normally, these investments are held through a cycle; otherwise they are treated as any other portfolio investments. The acquisition by the Company of 24 million shares of Ascot Resources Ltd. ("Ascot") during the second quarter, representing 6.4% of the outstanding shares, for aggregate consideration of $16.5 million is an example of the latter. In line with its investment strategy, the Company also holds interests in other exploration stage companies in Canada including Quebec and British Columbia, amongst other prominent areas.

Abitibi-Témiscamingue and the province of Quebec, where the Wasamac project is located, represent high-quality regions and jurisdictions for mining which have a long mining pedigree, impressive mining workforces and skilled human capital, and support responsible mining. Furthermore, excellent infrastructure and local and provincial support of mining allows the Company to contain costs, find optimization opportunities, and manage its operations confidently and with an eye on health, safety, environment and community engagement. The focus of the Company in this geographical area is another step in its Canadian and regional strategy, and focus on this region in particular. The nature of Abitibi-Témiscamingue is prolific, with an impressive mineral endowment, where new interpretations of geology and mining skills continue to lead to new, large discoveries.

With Wasamac, Canadian Malartic and Odyssey, the Company will become one of the larger regional and national mining companies in Canada, with a threshold production of approximately 500,000 ounces of gold per year, at costs well below the Company’s and industry average. With the Company’s emphasis on free cash flow(1) generation, and focus on returns, Wasamac fits well into the Company’s corporate portfolio. As a stand-alone asset in that portfolio, the project carries a fraction of the overall value of the Company, although the Company believes there is significant upside that will increase that value and portfolio contribution. Wasamac creates a better, more established and prolific Canadian company with impressive cash flow present and future and a dominant regional presence in one of the best jurisdictions for mining in the world, which management believes supports a premium valuation for the Company.

3.    REVIEW OF FINANCIAL RESULTS

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FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2021

Revenue

In the three months ended September 30, 2021, revenue was $452.2 million compared to $439.4 million in the same period in 2020. The 3% increase was driven by higher gold sales volumes in the current quarter, which more than offset the lower realized prices(1) compared to the third quarter of 2020. Higher sales volumes were most notable at Canadian Malartic where the transition to, and ramp-up of the Barnat deposit were taking place in the comparative period, with noted increases in gold sales volumes also coming from the El Peñón and Jacobina mines.

For a cautionary note on non-GAAP financial performance measures and a reconciliation to average realized prices, refer to Section 11: Non-GAAP Financial Performance Measures & Additional Subtotals in Financial Statements.

Cost of Sales Excluding DDA

Cost of sales excluding DDA increased $10.6 million or 6%, compared with the same quarter in prior year, as result of higher GEO(2) production and sales levels, as discussed above, and in line with plan.

Depletion, Depreciation and Amortization (DDA)

DDA expense increased $6.2 million or 6%, compared with the same quarter in the prior year. The increase in DDA expense was primarily attributable to the overall higher sales volumes in the current period, in particular, at Canadian Malartic given the notable increase in sales volumes from the comparative period.

General and Administrative

General and administrative ("G&A") expenses include expenses related to management of the business that are not part of direct mine operating costs. In the three months ended September 30, 2021, G&A expenses were $1.9 million lower than in the same period in 2020 predominantly due to the increase in the Company's share price in the third quarter of 2020, impacting non-cash shared-based compensation valuation in the prior year.

Exploration and Evaluation

Exploration and evaluation expenses of $10.9 million for the three months ended September 30, 2021 were higher than in 2020 due to increased expenditures resulting from the generative exploration program. The program is focused on advancing projects in Yamana’s portfolio, while continuing drilling activity at a number of the Company’s highly prospective earlier stage projects. For more information refer to Section 6: Exploration.

Other Operating Expenses

In the three months ended September 30, 2021, the Company recorded net other operating expenses of $10.6 million compared to net other operating expenses of $6.8 million for the same period in 2020. Operating expenses are comprised primarily of contributions to social and infrastructure development priorities in jurisdictions where the Company is active, business development related costs, care and maintenance expenses, changes in provisions, and mark-to-market adjustments on financial assets and liabilities. The largest expense component in the current period is related to care and maintenance expenditures at the MARA project in relation to the Alumbrera facilities of $6.3 million, of which, only 56.25% is attributable to Yamana shareholders. Yamana has consolidated Alumbrera since the completion of the Agua Rica Alumbrera Integration Transaction on December 17, 2020, and accordingly, there was no equivalent expense in the comparative period.

Finance Costs

Finance costs increased $58.4 million in the three months ended September 30, 2021 compared to the same period in 2020, primarily due to the $53.3 million expense incurred in the current period relating to the early redemption of certain of the Company's senior notes. For further information on the redemption of the senior notes, refer to Section 1: Highlights and Relevant Updates.

Other Income/Costs

Other income was $19.9 million in the three months ended September 30, 2021, compared to other costs of $4.0 million in the comparative period. Other income/costs is comprised primarily of realized and unrealized gains and losses on derivatives and foreign exchange and, given the nature of these items, is expected to fluctuate from period to period. The income position in the current period was primarily comprised of foreign exchange gains.

Income Tax Expense
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The Company recorded an income tax expense of $31.1 million for the three months ended September 30, 2021 compared to an income tax expense of $51.5 million for the three months ended September 30, 2020. The income tax provision reflects a current income tax expense of $40.4 million and a deferred income tax recovery of $9.3 million, compared to a current income tax expense of $29.6 million and a deferred income tax expense of $21.9 million for the three months ended September 30, 2020.

Included in the income tax expense for the three months ended September 30, 2021 are mining taxes of $14.5 million for the three months ended September 30, 2021 compared to $10.3 million for the three months ended September 30, 2020. Foreign exchange on the devaluation of the R$ against the US$ in the amount of $6.6 million was recorded for the three months ended September 30, 2021 compared to $1.7 million recorded for the three months ended September 30, 2020.

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

Revenue

For the nine months ended September 30, 2021, revenue was $1,311.6 million compared to $1,099.3 million for the same period in 2020. The 19% increase was primarily attributable to higher gold sales volumes in the current period as well as higher realized prices(1) for both gold and silver compared to the same period in 2020. Higher sales volumes were most notable at Canadian Malartic and, to a lesser extent, Cerro Moro given prior period volumes were impacted by the government -mandated suspension of operations in March and April 2020 and subsequent ramp up throughout the remainder of the period.

For a cautionary note on non-GAAP financial performance measures and a reconciliation to average realized prices, refer to Section 11: Non-GAAP Financial Performance Measures & Additional Subtotals in Financial Statements.

Cost of Sales Excluding DDA

Cost of sales excluding DDA increased $67.7 million or 15% for the nine months ended September 30, 2021 compared to the same period in 2020, primarily due to the increase in sales volumes as discussed above, and in line with plan.

Depletion, Depreciation and Amortization (DDA)

Total DDA expense increased $39.6 million or 14% for the nine months ended September 30, 2021 compared to the same period in 2020, primarily due to the overall higher sales volumes in the current period, as discussed above.

General and Administrative

G&A expenses include costs related to the overall management of the business that are not part of direct mine operating costs. In the nine months ended September 30, 2021, G&A expenses decreased $7.6 million or 12% compared to the same period in 2020. This was predominantly due to the significant increase in the Company's share price in the second and third quarters of 2020, impacting non-cash shared-based compensation valuation in the prior year.

Exploration and Evaluation

Exploration and evaluation expenses of $24.8 million for the nine months ended September 30, 2021 were higher than the same period in 2020 due to increased expenditures resulting from the generative exploration program. The program is focused on advancing projects in Yamana’s portfolio, while continuing drilling activity at a number of the Company’s highly prospective earlier stage projects. For more information please refer to Section 6: Exploration.

Share of Earnings/loss of Associates

The Company's share of net earnings related to its associates totalled $0.9 million for the nine months ended September 30, 2021, and was comprised of the Company's share of earnings/loss of Nomad Royalty Company and Monarch Gold prior to ceasing to account for these investments as associates. In 2020, the Company recorded losses of $1.0 million, being the Company's share of net loss related to its former associate Leagold Mining Corporation, for the period up to March 10, 2020 when Leagold merged with Equinox Gold and Yamana ceased to have significant influence in the investee, and therefore, discontinued equity accounting for the investment using the equity method from this date. This loss was partially offset by the Company's share of net earnings in Nomad Royalty Company and Monarch Gold. As at September 30, 2021, Yamana no longer has any investments accounted for as associates.

Other Operating Expenses

In the nine months ended September 30, 2021, the Company recorded other operating expenses of $25.3 million. In 2020, the Company recorded other operating expenses of $13.1 million. Operating expenses are comprised primarily of contributions to social and infrastructure development priorities in jurisdictions where the Company is active, business development related
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costs, care and maintenance expenses, changes in provisions, and mark-to-market adjustments on financial assets and liabilities. The largest expense component in the current period is related to care and maintenance expenditures at the MARA project in relation to the Alumbrera facilities of $18.9 million, of which, only 56.25% is attributable to Yamana shareholders. Yamana has consolidated Alumbrera since the completion of the Agua Rica Alumbrera Integration Transaction on December 17, 2020, and accordingly, there was no equivalent expense in the comparative period. Total other expenses incurred in the current period were largely offset by $10.2 million in gains on discontinuation of the equity method of accounting, associated with the change in the status of the Company's investments in Nomad Royalty Company ("Nomad") and Monarch Gold during the period. The investments in Nomad and the newly formed Monarch Mining are now accounted for at fair value, and Monarch Gold is consolidated. In the prior period, the most significant expense components related to an $12.4 million mark to market loss on deferred share unit compensation due to the increase in the Company's share price, contributions to social and infrastructure development causes in jurisdictions where the Company is active, and various other individually insignificant operating expenses. These expenses were partially offset by a $21.3 million gain recognized upon the discontinuation of the equity method on the Company's investment in Leagold in the first quarter of 2020.

Finance Costs

Finance costs increased $61.0 million in the nine months ended September 30, 2021 compared to the same period in 2020, primarily due to the $53.3 million expense incurred in the third quarter of 2021 relating to the early redemption of certain of the Company's senior notes, partially offset by the decrease in the Company's interest expense, which has decreased from the comparative period due to lower outstanding gross debt. Further information on the redemption of the senior notes can be found in Section 1: Highlights and Relevant Updates.

Other Costs/Income, Net

Other income was $12.4 million in the nine months ended September 30, 2021, compared to other income of $2.9 million in the comparative period. Other costs/income is comprised primarily of realized and unrealized gains and losses on derivatives and foreign exchange and, given the nature of these items, is expected to fluctuate from year to year. The income position in the current period was primarily comprised of foreign exchange gains.

Income Tax Expense

The income tax provision for the nine months ended September 30, 2021 reflects a current income tax expense of $102.6 million and a deferred income tax expense that is predominantly comprised of a $146.9 million expense relating to a change in tax rate in Argentina enacted on June 16, 2021, out of the $148.9 million deferred income tax expense. This compares to a current income tax expense of $91.7 million and a deferred income tax expense of $5.2 million for the nine months ended September 30, 2020.

The Argentina tax expense was predominantly associated with an increase in income tax rates in Argentina as applied to certain non-producing assets (namely Suyai and MARA), as under accounting principles, the difference between accounting carrying values and tax basis requires recalculation at the newly enacted rate, although not payment, of deferred income taxes. Future cash payments associated with the deferred income tax liability are not expected.

Also included in the income tax expense are mining taxes of $38.8 million for the nine months ended September 30, 2021 compared to $20.6 million for the nine months ended September 30, 2020.

QUARTERLY FINANCIAL SUMMARY

For the three months ended	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,
(In millions of US Dollars, except per share amounts)	2021	2021	2021	2020	2020	2020	2020	2019
Financial results
Revenue	$452.2	$437.4	$422.0	$461.8	$439.4	$303.4	$356.5	$383.8
Net earnings (loss)(3)	$27.0	$(43.9)	$54.7	$103.0	$55.6	$—	$45.0	$14.6
Net earnings (loss)(3) per share - basic and diluted	$0.03	$(0.05)	$0.06	$0.11	$0.06	$—	$0.05	$0.02

4.    OPERATING SEGMENTS PERFORMANCE

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CANADIAN MALARTIC (50% interest), CANADA

Canadian Malartic is an open pit gold mine, located in the Abitibi-Témiscamingue region of Quebec, Canada. The Company and its partner, Agnico Eagle Mines Limited ("Agnico"), each own 50% of Canadian Malartic General Partnership (the "Partnership").

	For the three months ended September 30,		For the nine months ended September 30,
Key Performance Information (50% basis)	2021	2020	2021	2020
Operating
Ore mined (tonnes)	2,701,243	3,340,689	7,601,827	8,726,970
Waste mined (tonnes)	4,725,499	3,218,002	7,565,918	7,930,914
Ore processed (tonnes)	2,914,600	2,721,308	8,365,275	7,531,553
GEO (Gold)
Production (ounces)(5)	86,803	76,398	268,459	197,946
Sales (ounces)(5)	83,550	66,796	266,077	179,851
Feed grade (g/t)	1.03	1.00	1.11	0.94
Recovery rate (%)	90.0	87.5	89.7	87.2
Total cost of sales per GEO sold	$1,161	$1,216	$1,123	$1,244
Cash costs per GEO sold(1)	$687	$736	$637	$733
AISC per GEO sold(1)	$887	$973	$890	$967
DDA per GEO sold	$475	$480	$486	$511
Financial (millions of US Dollars)
Revenue	$149.5	$126.9	$478.5	$312.6
Cost of sales excluding DDA	(57.4)	(49.1)	(169.5)	(131.9)
Gross margin excluding DDA	$92.1	$77.8	$309.0	$180.7
DDA	(39.7)	(32.1)	(129.3)	(91.9)
Temporary suspension, standby and other incremental COVID-19 costs	(0.6)	(0.5)	(2.0)	(3.7)
Mine operating earnings	$51.8	$45.2	$177.7	$85.1
Capital expenditures (millions of US Dollars)
Sustaining and other	$11.6	$13.5	$52.0	$33.9
Expansionary(5)	$13.8	$(2.3)	$27.4	$7.1
Exploration	$3.9	$0.4	$11.3	$3.1

Canadian Malartic had a strong third quarter in line with plan, after an exceptional second quarter due to higher grade, delivering quarterly production that exceeded plan. Third quarter results benefited from higher grade and recoveries compared to the third quarter of 2020 from ore deeper in the Malartic pit, with overall production greatly exceeding the comparative period by 14% due to the prior year's COVID-related temporary challenges. Throughout the course of 2021, the mine continued the transition from the Malartic pit to the Barnat pit. Canadian Malartic expects to complete the final 7,000 meters of topographic drilling at Barnat during October, while overburden removal was completed earlier in the year as planned. As previously disclosed, the Company expects that the higher strip ratio seen in Barnat will normalize over the following years as the mine sequencing progresses. Additionally, the Company is undertaking the required pit pushback to obtain the optimized ounces as per the revised open pit design, which resulted in an increase of approximately 150,000 ounces of gold mineral reserves on a 50% basis.

Total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis were lower than the comparative period, a result of higher production in the current year, and fixed production costs being distributed over less ounces in the prior year. The higher absolute DDA observed in the third quarter was primarily driven by the declaration of commercial production on Barnat in the second half of 2020, upon which depletion of the deposit commenced, however DDA per GEO observed was lower as a result of the aforementioned higher production.

For information on the planned Odyssey project and other Malartic initiatives, please refer to Section 5: Construction, Development and Other Initiatives.

The main focus of exploration during the third quarter was to provide support for an aggressive infill drill program at East Gouldie, a new zone discovered in late 2018 at depth approximately 1.5 kilometres east of the Canadian Malartic and Barnat open pits, and south of the underground East Malartic and Odyssey zones. East Gouldie currently has a strike length of approximately 1,400 metres in an east-west direction and dips 60 degrees to the north, extending from 700 metres to 1,900 metres depth below surface. Mineralization remains open to depth and to the east. The zone dips toward the East Malartic zone, and may converge with East Malartic at depth. As of December 31, 2020, East Gouldie was estimated to contain inferred mineral resources of 6.4
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million ounces of gold, with Yamana’s 50% interest representing 3.2 million ounces of gold contained in 31.5 million tonnes grading 3.17 g/t of gold.

Twelve diamond drill rigs have completed 95,821 metres year to date and are expected to achieve at least 134,000 metres by year-end. The main objective of the 2021 drilling program is to infill the core area of the inferred resource to 75 metre drill spacing from the current 150 metres spacing, as well as to provide further step out and exploration drilling with 76,000 metres drilled on infill, drilling and 6,200 metres drilled on extensions outside the known mineral envelope. The program has added 49 new pierce points in the East Gouldie resource area. Results to date suggest very high conversion rates for both grade and tonnes with excellent continuity and predictability. Both surface and underground drilling on the Odyssey project were completed during the quarter with 4,900 metres of infill drilling completed on the Odyssey zones from underground and 6,200 metres completed from surface to define internal zones of 26,000 metres planned for the year.

Exploration of the eastern extension of the East Gouldie structure from the Rand property continues, with three drill rigs working, that are expected to provide four new intercepts in the East Gouldie plane and three new intercepts in the new southern zone, Titan. To date 22,300 metres have been drilled by exploration with 14,400 drilled in the east extension of East Gouldie and 7,900 metres drilled at East Amphi. This will allow for a better evaluation of the mineral inventory potential of the eastern extension and provide a solid basis for planning a 2022 drill delineation program.

Infill holes continue to define the East Gouldie main zone. Additionally, one drill rig is focused on lateral extensions for the main mineral envelope; positive results have been encountered from drilling located 150 metres east of the reported resource area. These results, when combined with the east extension exploration drilling, are expected to provide a large potential envelope for drilling in 2022.

The infill program continues to generate excellent results demonstrating consistent grades and widths throughout the mineralized zone, further demonstrating the high quality nature of the reported inferred resource. Drilling beyond the inferred resource to the east is currently testing areas 500 metres east and west respectively of previously reported hole RD21-4680A, the initial hole into this target. This step-out drilling generated excellent results, intersecting 2.7 g/t of gold over an estimated true width of over 10.9 metres at 1,995 metres depth, including 3.1 g/t over 7.2 metres at 1,993 metres depth.

The Partnership acquired a 100% interest in the 262-hectare Rand Malartic property in March 2019 from NSR Resources for $5.0 million, with NSR Resources retaining a 2% net smelter return royalty that can be bought back in its entirety by the Partnership for $7.0 million prior to March 26, 2022.

In 2021, the Company expects to spend $11.9 million (50% basis) for 141,400 metres (100% basis) of exploration and conversion drilling on the Odyssey underground project to improve confidence in the mineral resource and to refine the geological model. The Company expects to spend a further $3.2 million (50% basis) on 32,000 metres (100% basis) of exploration drilling in 2021 to test other regional targets at Canadian Malartic, including the Rand Malartic and East Amphi properties.
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JACOBINA, BRAZIL

Jacobina is a complex of underground gold mines located in Bahia state, Brazil.

	For the three months ended September 30,		For the nine months ended September 30,
Key Performance Information	2021	2020	2021	2020
Operating
Ore mined (tonnes)	666,358	633,413	1,872,892	1,859,834
Ore processed (tonnes)	688,170	624,883	1,957,487	1,845,599
GEO (Gold)
Production	47,373	44,080	137,978	133,664
Sales	47,147	43,751	137,802	132,772
Feed grade (g/t)	2.23	2.28	2.28	2.34
Recovery rate (%)	95.9	96.3	96.4	96.3
Total cost of sales per GEO sold	$852	$920	$898	$823
Cash costs per GEO sold(1)	$518	$565	$606	$529
AISC per GEO sold(1)	$722	$754	$772	$726
DDA per GEO sold	$334	$354	$292	$294
Financial (millions of US Dollars)
Revenue	$84.7	$84.1	$248.5	$231.4
Cost of sales excluding DDA	(24.4)	(24.7)	(83.5)	(70.3)
Gross margin excluding DDA	$60.3	$59.4	$165.0	$161.1
DDA	(15.7)	(15.5)	(40.2)	(39.0)
Temporary suspension, standby and other incremental COVID-19 costs	(0.3)	(0.4)	(1.0)	(1.6)
Mine operating earnings	$44.3	$43.5	$123.8	$120.5
Capital expenditures (millions of US Dollars)
Sustaining and other	$3.9	$4.8	$9.9	$16.2
Expansionary	$8.0	$3.0	$17.6	$11.0
Exploration	$2.1	$1.3	$5.5	$4.0

Jacobina had an exceptional third quarter and exceeded its production plan with quarterly gold production of 47,373 ounces, closely approximating the record-setting production established in the second quarter of 2021. Mill throughput for the quarter was well above plan, with recovery rates and grade as expected. The Jacobina processing plant continues to exceed expectations, at nearly 7,500 tpd over the full third quarter of 2021, a 4% increase compared to the previous quarter. This aligns with the previously mentioned target throughput of 7,500 tpd for the second half of 2021, which represents the permitted operational processing rate. A new daily throughput record of 8,842 tonnes was achieved in September during a trial to test the processing plant capacity. Mining rates increased by 9% compared to the previous quarter, with the underground mine on track to sustain 7,500 tpd by year end. The ongoing success reflects a simplified approach to complete the Phase 2 expansion, which will be achieved through incremental debottlenecking of the processing plant and tailings management system, combined with other operational improvements and without requiring the installation of an additional ball mill. This approach is expected to significantly reduce capital expenditures, improve energy efficiency, and de-risk the project execution. Other initiatives include an increase in the diameter of the pipeline feeding the tailings storage facility from 10 to 16 inches to relieve pipe pressures thereby increasing design limits.

The objective of the Phase 2 expansion remains unchanged, for sustainable throughput of 8,500 tpd while maintaining gold recovery, and increasing gold production to approximately 230,000 ounces per year based on recent plant performance and studies. Yamana has initiated planned steps to achieve this target with its simplified approach to continue incremental debottlenecking and operational improvements, without requiring an expansion of the grinding circuit as originally contemplated.

As previously presented in the Company’s 10-year production outlook, Yamana is evaluating a further Phase 3 expansion at Jacobina to increase throughput to 10,000 tpd. With the Phase 2 expansion now underway with a simplified process at reduced capital costs, the Company will now pursue the Phase 3 expansion as part of a comprehensive plan which aligns the processing plant, underground mine, tailings management strategy, and permitting, while managing capital expenditures and cash flow.

For further information on the planned Jacobina processing plant capacity optimization and expansion initiatives, as well a comprehensive tailings management strategy for long-term sustainability, please refer to Section 5: Construction, Development and Other Initiatives.

Total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis were better than guidance in the third quarter of 2021, and lower than the comparative period, a result of higher production in the current year resultant from the aforementioned increased
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mill throughput, and fixed production costs being distributed over less ounces in the prior year. September was a strong month for Jacobina with the lowest per GEO(2) costs of the quarter for the operation, and AISC(1) on a per GEO(2) basis approximately 12% lower than the average quarterly cost. Underground mine development work is in line with the mine plan at 1,500 metres per month, to sustain the current production rates and operational flexibility.

Exploration has ramped up in support of the phased expansion plan with results continuing to increase mineral inventory in João Belo, Canavieiras and Morro do Vento, adding high-quality mineralization close to mine infrastructure. Results also demonstrate the mine’s ability to continue to significantly grow mineral reserves and mineral resources beyond depletion, notwithstanding increasing production, underscoring Jacobina’s exceptional long-term growth potential and ability to further extend strategic mine life.

During the third quarter, approximately 10,726 metres of drilling were completed at Jacobina, including 17 drill holes totaling 5,919 metres of infill drilling to convert inferred mineral resources to indicated mineral resources, and 11 drill holes totaling 4,807 metres of exploratory drilling, dedicated to defining new potential resources in the near mine setting.

The infill program focused on delineation of new indicated resources, targeting inferred resource areas, located around the current development. Infill drilling during the third quarter was executed at the Main Reef at Morro do Vento Norte and Sul, and at João Belo South Extension (LVLPC and LMPC reefs). Positive intercepts were obtained at Morro do Vento Norte and Sul, while infill drilling at João Belo South Extension also returned excellent results close to existing mine infrastructure, targeting a new high grade zone associated to a low angle fault that has duplicated the mineralized reefs and which remains open to the southwest.

Exploration drilling activity at Jacobina in the third quarter focused on testing and drill delineation of new zones in near-mine areas at Morro do Vento Main Reef down-dip, Morro do Cuscuz down-dip, João Belo Sul and Morro do Vento Leste. Positive results were returned from the initial test of Morro do Vento Main Reed down-dip, which extended mineralization approximately 675 metres along strike south of historic drill hole MVTEX22. This new drilling returned an estimated true width intercept of 9.72 g/t of gold over 1.80 metres. Exploration drilling is ongoing with 4 drill rigs with most results pending.

At Canavieiras, exploratory and conversion drilling programs have confirmed the presence of all mineralized reefs south of Canavieiras Central, expanding the mineral envelope continuously more than 500 metres southward to the northern limit of Canavieiras Sul. Drilling results from this sector have been impressive, with both the LU and MU reefs generating higher grade intercepts over wide intervals and defining high-quality mineralization close to the current mine infrastructure. Drilling completed at Canavieiras in 2021 has been modelled, and is expected to generate new indicated mineral resources by year-end.

The main reef zone at Morro do Vento has demonstrated continuity of mineralization over a large area with 2.5 kilometers of strike length and positive drilling intercepts up to 1,100 metres down dip of mine infrastructure, representing one of the most important mineralized zones of the Jacobina district. In the northern portion of Morro do Vento, the delineation drilling program has provided strong results at Main Reef, indicating high grade mineralization continues down dip and remains open for growth.

Over the last two years, the Company has prioritized exploration of the southern portion of the Jacobina district, the delineation of the recently discovered João Belo Sul sector, located two kilometres south of João Belo, and to exploring extensions of João Belo, historically the most productive mine in the complex with more than one million ounces of past production. João Belo Sul drilling has generated significant results and defined a continuous mineral envelope in the LMPC Reef over a 900-meter north-south strike length and 600 metres down dip. Further drilling has been completed at João Belo Sul and is now being modelled, new inferred resources are expected by year-end.

Overall, exploration continues to demonstrate success in identifying and defining new extensions of current producing sectors of the Jacobina mine, with exceptional results replacing depletion with high-quality mineral reserves and mineral resources close to current mine infrastructure. Infill and exploration drilling ramped up in the third quarter as additional drill rigs were added to achieve planned drilling production. Currently, ten drill rigs are operating at Jacobina, including four underground and two surface rigs completing infill drilling and four rigs executing exploration drilling. Aggressive step out exploration drilling is opening up new, extensive frontier areas available for mineral resource growth in new sectors of the property, as exemplified by recent successes at João Belo Sul and Morro do Vento Main Reef down-dip. These discoveries support a strategic mine life of several decades at a production level well above the planned Phase 2 expansion annual production level of 230,000 ounces, and likely 270,000 ounces, which is the planned annual production level for the Phase 3 expansion as described above. Please refer to the press release issued on July 29, 2021 by the Company, entitled "Yamana Gold Reports Significant Progress On Phase 2 Expansion At Jacobina And Strong Exploration Results For The Operation; Costs To Complete Phase 2 Significantly Reduced Compared To Original Estimate; Phase 3 Evaluation Advancing" for further details.

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CERRO MORO, ARGENTINA

Cerro Moro is an underground and open pit gold-silver mining operation, located in the province of Santa Cruz, Argentina.

	For the three months ended September 30,		For the nine months ended September 30,
Key Performance Information	2021	2020	2021	2020
Operating
Ore mined (tonnes)	84,756	78,158	238,730	207,851
Waste mined (tonnes)	1,128,222	875,993	2,897,485	2,838,448
Ore processed (tonnes)	97,780	92,884	274,541	223,605
GEO(2)
Production	37,853	40,380	98,406	89,472
Sales	35,475	36,236	97,795	89,257
Total cost of sales per GEO sold	$1,544	$1,613	$1,395	$1,597
Cash costs per GEO sold(1)	$966	$849	$918	$918
AISC per GEO sold(1)	$1,422	$1,307	$1,334	$1,350
DDA per GEO sold	$578	$764	$477	$680
Gold
Production (ounces)	19,261	18,818	49,959	45,736
Sales (ounces)	18,838	17,333	49,295	46,348
Feed grade (g/t)	7.20	6.61	6.26	6.80
Recovery rate (%)	85.0	95.4	90.4	93.6
Silver
Production (ounces)	1,370,486	1,679,342	3,416,412	3,784,853
Sales (ounces)	1,233,652	1,450,585	3,412,856	3,767,560
Feed grade (g/t)	514.38	600.03	435.61	560.34
Recovery rate (%)	84.8	93.7	88.9	94.0
Financial (millions of US Dollars)
Revenue	$63.3	$69.8	$176.1	$160.1
Cost of sales excluding DDA	(34.3)	(30.8)	(89.8)	(81.9)
Gross margin excluding DDA	$29.0	$39.0	$86.3	$78.2
DDA	(20.5)	(27.7)	(46.6)	(60.7)
Temporary suspension, standby and other incremental COVID-19 costs	(4.2)	(4.1)	(17.6)	(14.5)
Mine operating earnings	$4.3	$7.2	$22.1	$3.0
Capital expenditures (millions of US Dollars)
Sustaining and other	$12.2	$9.2	$27.4	$20.5
Expansionary	$0.4	$2.1	$0.7	$2.4
Exploration	$0.7	$4.0	$4.3	$9.1

Cerro Moro third quarter GEO(2) production was 37,853 in line with plan, with gold production of 19,261 ounces and silver production of 1,370,486 ounces, a 50% increase to the second quarter's production of 25,313 GEO, and as compared to 40,380 GEO(2) the prior year period. Silver production of 1,370,486 ounces increased by 86% compared to the second quarter, and is expected to further increase during the fourth quarter. In the third quarter, gold and silver recoveries were impacted by high clay content causing sedimentation and clarification challenges in the countercurrent decantation ("CCD") circuit. Actions to improve the CCD circuit performance include implementation of a feed blending control system, drilling of new wells to improve the processing water quality, and trials of new and improved reagents. As a result, gold and silver recoveries improved in the second half of September and are expected to average approximately 93% in the fourth quarter.

The opening of more mining faces and resultant increase in mill feed coming from higher-grade underground ore, continued in the quarter with Zoe contributions becoming more prevalent. This trend will continue during the fourth quarter, expected to be the strongest production quarter of the year, with most of the ore to plant coming from Escondida Far West, Zoe, Escondida Central and Escondida West. Over the past year, Cerro Moro has optimized the operation of the processing plant to increase daily throughput to approximately 1,100 tpd, a rate experienced in the first quarter. The mine saw linear development rates continue to improve during the quarter; these improvements will continue throughout the remainder of the year, further supporting the much higher second half of 2021 production profile.

Total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis during the third quarter were $1,544, $966, and $1,422, respectively. September was a strong month for Cerro Moro with the lowest per GEO(2) costs of the quarter for the operation, and
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AISC(1) on a per GEO(2) basis approximately 14% lower than the quarterly cost. With increased fourth quarter production, the Company expects costs to be commensurately lower than those observed on a year-to-date basis.

The Company believes that Cerro Moro is sustainable at a production platform between 150,000 to 165,000 GEO(2) per year. The mine was developed as high grade, low tonnage operation. To maintain such a type of operation, significant effort and time is required to discover high grade veins, and the Company continues its exploration campaign to increase confidence and bring new high-grade areas into the plan. From the beginning, the Company created several contingencies for Cerro Moro, including:
•a scalable plant, where the front-end of the plant anticipates higher 2,000 tpd tonnage, with the expectation of modest capital requirement to achieve this objective,
•drilling has intersected mineralization in several areas at grades that are lower than reserve grade. These areas provide an opportunity for resource growth if processing optimization studies provide the ability to reduce reserve cut off grade.
•possibility of heap leaching near surface, lower-grade material, to supplement other production.
If the Company successfully developed all three contingencies, Cerro Moro would be envisioned to produce at least 200,000 GEO(2) per year, and if only two are developed, Cerro Moro would be sustainable between 150,000 and 165,000 GEO(2) per year operation. The Company's 10-year outlook only assumes Cerro Moro as a 150,000 to 165,000 GEO(2) per year operation.

As previously disclosed, the Company is evaluating construction of a heap leach circuit, a lower-cost processing alternative, that would facilitate the processing of lower-grade mineralization, potentially extending Cerro Moro's mine life. The evaluation is in the early stages with a preliminary study completed, and metallurgical lab testing currently underway. Yamana has submitted several 800 kg samples to a well-respected laboratory in Canada to run column tests, to evaluate the potential for heap leach recovery from near surface vein mineralization. Samples were collected from prior quarter diameter drill holes and surface trench saw-cut bedrock samples. Preliminary leach test results indicate that five zones returned results suggesting recoveries of over 70% could be achieved. Studies are ongoing and full results with reagent consumption and effects of grain size on recovery will be obtained before year end. The results indicate good potential for leaching of both oxidized near-surface vein material, zones with hypogene oxides (hematite) and some low sulphide gold-bearing veins. Following the positive preliminary metallurgical results, Yamana has planned and approved a dedicated and targeted oxides drilling program with the objective of defining a heap-leachable inventory of 5 Mt by the end of 2022. In the first half of 2021, Yamana also completed a scoping study for a plant expansion using a more energy-efficient comminution configuration. The study indicated that a doubling of plant throughput to approximately 2,200 tpd could potentially be achieved with modest capital investment and would significantly reduce processing costs per tonne. During the fourth quarter, Yamana will undertake further metallurgical testing to confirm the assumption of the scoping study before advancing to the next level of engineering.

Exploration continued to ramp up with the completion of approximately 27,490 metres of drilling in 124 drill holes, including 10,765 metres of infill drilling in 55 holes, 10,074 metres of exploration drilling in 34 drill holes and 6,651 metres of scout drilling in 35 holes testing regional targets. Infill drilling was conducted in several sectors, including Martina, Gabriela, Nini North and South, Escondida West, Far West and Central, targeting high quality inferred underground and open pit resources. Positive results have been returned from Nini, Gabriela, Martina and Escondida Far West. Approximately 60% of results are pending from infill drilling completed during the third quarter. The infill program is expected to be completed early in the fourth quarter.

Exploration drilling in the third quarter continued to be focused along the core mine Escondida-Zoe structural corridor, exploring for extensions of known deposits and new sectors. Drilling was completed at Escondida Far West, Escondida West, Martina, Zoe, Zoe West and Peggy. At Zoe West, exploration drilling returned additional positive intercepts along the western extension, continuing to expand the mineral envelope at depth down plunge, where mineralization remains open for further expansion toward the Peggy target. Exploration drilling will continue to test this area during the upcoming period. At Zoe and Escondida West, positive intercepts were returned in the down-dip direction, indicating that both zones remain open for further exploration. Approximately 70% of results are pending from exploratory drilling completed during the third quarter.

Testing of several regional targets advanced during the third quarter, as the regional drilling program ramped up. Drilling was supported by ongoing geological mapping, collection of 1,421 soil and rock sampling, alteration characterization, and completion of approximately 50 line-kilometres of CSAMT geophysics in the regional Bahia Laura sector and Mosquito prospect. Scout drilling completed during the quarter totaled 6,651 metres in 35 holes. Drilling targeted near-mine settings along the main Escondida-Zoe corridor (Cassius, Zoe South East), as well as targets in the Bahia Laura area (Casper, Julia, Olivia, Naty NE, La Henriette NE, Falla La Henriete), with most results pending. Positive results were obtained at Cassius, where strong black silica mineralization returned excellent results and follow up step out drilling is ongoing. The zone is located 900 metres south of Escondida and is interpreted to be a parallel mineralized trend. Regional scout drill is ongoing and may test surface anomalous zones and define new open-pit mineable sectors, mainly in the Bahia Laura sector. Recent results from Cassius indicate a new parallel structure to Escondida, with mineralization accompanied by black silica (an indicator of high-grade mineralization). Detailed analysis of data to identify lithological and structural geometry may support the continuity of the exploration program.

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EL PEÑÓN, CHILE

El Peñón is a gold-silver mine located approximately 160 kilometres southeast of Antofagasta in northern Chile.

	For the three months ended September 30,		For the nine months ended September 30,
Key Performance Information	2021	2020	2021	2020
Operating
Ore mined (tonnes)	267,141	277,939	797,642	796,790
Ore processed (tonnes)	301,153	312,650	978,000	909,732
GEO(2)
Production	62,545	56,454	158,429	161,220
Sales	63,288	60,522	159,432	163,929
Total cost of sales per GEO sold	$977	$963	$1,104	$967
Cash costs per GEO sold(1)	$631	$665	$710	$645
AISC per GEO sold(1)	$885	$906	$1,001	$889
DDA per GEO sold	$346	$298	$394	$321
Gold
Production (ounces)	50,229	39,322	121,157	117,312
Sales (ounces)	50,517	41,550	121,887	118,804
Feed grade (g/t)	5.46	4.15	4.09	4.28
Recovery rate (%)	95.0	93.4	94.1	93.7
Silver
Production (ounces)	902,698	1,360,999	2,610,097	3,994,147
Sales (ounces)	943,006	1,456,763	2,625,607	4,051,359
Feed grade (g/t)	107.84	151.77	96.37	157.16
Recovery rate (%)	86.1	86.9	86.2	86.7
Financial (millions of US Dollars)
Revenue	$113.3	$114.4	$286.5	$284.6
Cost of sales excluding DDA	(39.9)	(40.3)	(113.1)	(105.8)
Gross margin excluding DDA	$73.4	$74.1	$173.4	$178.8
DDA	(21.9)	(18.1)	(62.9)	(52.7)
Temporary suspension, standby and other incremental COVID-19 costs	(1.2)	(2.3)	(3.9)	(5.0)
Mine operating earnings	$50.3	$53.7	$106.6	$121.1
Capital expenditures (millions of US Dollars)
Sustaining and other	$9.3	$7.3	$27.5	$21.5
Expansionary	$2.0	$—	$6.2	$—
Exploration	$4.7	$4.8	$13.3	$11.2

El Peñón had a strong third quarter, with GEO(2) production of 62,545 in line with plan, including gold production of 50,229 ounces, and 902,698 ounces of silver. GEO production greatly exceeded second quarter GEO production of 52,607 by 19% and the prior year period production by 11%. The higher grade La Paloma, Quebrada Colorada Sur and Pampa Campamento Deep sectors zones came into production during the third quarter, contributing to higher planned production which will continue in the fourth quarter, as previously guided. The Company continues to expect that the strong second half of 2021 will account for approximately 57% of gold and silver production at El Peñón; silver-rich zones will be mined in the fourth quarter. The first step to unlock the opportunity to leverage the existing processing capacity at the mine and increase production is to establish additional mining sectors. The development of La Paloma, Quebrada Colorada Sur and Pampa Campamento Deep is an important component of that strategy; accessing those new areas will provide increased mining flexibility.

Total cost of sales and cash costs(1) on a per GEO(2) basis were in line with guidance and lower than the comparative period, while AISC(1) on a per GEO(2) basis was lower than the comparative period, as a result of the current period's planned and previously disclosed higher development rates that have facilitated access to additional mining areas in the second half of the year. September was a strong month for El Peñón with the lowest per GEO(2) costs of the quarter for the operation, with AISC(1) on a per GEO(2) basis approximately 12% lower than the quarterly average, which positions the Company to deliver its lowest cost of the year during the fourth quarter. With the ongoing focus on increasing mine development rates, El Peñón has increased the number of available underground production zones which are expected to support the current level of mine production and feed grades going forward. Mine development is currently occurring at a rate that exceeds 3,000 metres per month. Costs per GEO(2) have improved compared to the first half of the year, and are anticipated to further improve in the fourth quarter to commensurately higher production.
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During the third quarter approximately 40,514 metres of drilling were completed at El Peñón, including 32 drill holes totaling 12,105 metres of infill drilling to convert inferred mineral resources to indicated mineral resources, 32 drill holes totaling 23,957 metres of exploratory drilling dedicated to defining new inferred mineral resources, and 4,452 metres in 9 scout reverse-circulation drill holes testing regional targets.

Infill drilling during the quarter was completed in four sectors of the mine, with positive results returned from the Pampa Campamento, Paloma and Sorpresa Este sectors. Success in the quarter continued to be driven in large part by testing deeper parts of known main veins within the lower dacitic stratigraphy, where continued drilling successes highlight the existing potential in down-dip segments of known structures which remain largely open for expansion.

Exploration drilling at El Peñón tested 21 sectors during the third quarter, with the best results generated at Dorada, Sorpresa, Pampa Campamento, Paloma and Esmeralda Sur sectors. At Dorada, a new structure was identified, referred to as Dorada NW, which has been defined along a 200 metre strike length, and which remains open for further expansion to the south. Exploration drilling at Sorpresa Este continues to expand the mineralized zone within the tuff unit, with good grades over mineable widths. Mineralization remains open for expansion along strike and to depth toward the lower dacitic unit.

District-scale exploration work completed during the third quarter included 4,452 metres of reverse-circulation drilling in 9 holes, collection of 82 rock and 2,585 soil samples, and detailed geological mapping. While continuing to evaluate brownfield targets within the wider El Peñón district, work focused mainly on definition of new covered target areas, located to the south and east of the core mine area. Drilling in these areas is being carried out in a systematic fashion along widely-spaced drill fences, up to one kilometres south of the core mine area. The initial proof of concept program is designed to test for the presence and extent of the favourable rhyolite strata, which hosts the majority of gold and silver ounces produced from the core mine, and secondly targeting the strike projections under cover of the main productive veins, including Quebrada Orito, Dorada, Quebrada Colorada and Providencia. Initial drilling results have been highly encouraging, with the first drill holes intersecting sectors of hydrothermally altered and mineralized rhyolite and other host rocks. Drilling continues in both the southern and eastern areas.

MINERA FLORIDA, CHILE

Minera Florida is an underground gold mine located south of Santiago in central Chile.

	For the three months ended September 30,		For the nine months ended September 30,
Key Performance Information	2021	2020	2021	2020
Operating
Ore mined (tonnes)	204,428	219,333	637,380	576,920
Ore processed (tonnes)	239,476	245,165	739,921	632,087
GEO (Gold)
Production	21,890	23,153	66,521	63,492
Sales	23,177	23,148	67,746	63,756
Feed grade (g/t)	3.08	3.20	3.02	3.37
Recovery rate (%)	92.3	91.9	92.6	92.6
Total cost of sales per GEO sold	$1,470	$1,404	$1,404	$1,398
Cash costs per GEO sold(1)	$917	$936	$872	$901
AISC per GEO sold(1)	$1,239	$1,210	$1,197	$1,177
DDA per GEO sold	$554	$468	$531	$497
Financial (millions of US Dollars)
Revenue	$41.4	$44.2	$122.0	$110.6
Cost of sales excluding DDA	(21.2)	(21.7)	(59.1)	(57.4)
Gross margin excluding DDA	$20.2	$22.5	$62.9	$53.2
DDA	(12.8)	(10.8)	(36.0)	(31.7)
Temporary suspension, standby and other incremental COVID-19 costs	(1.6)	(1.3)	(4.3)	(6.4)
Mine operating earnings	$5.8	$10.4	$22.6	$15.1
Capital expenditures (millions of US Dollars)
Sustaining and other	$4.1	$2.9	$12.3	$8.2
Expansionary	$4.3	$4.2	$16.4	$10.8
Exploration	$1.4	$2.1	$3.4	$5.2

Minera Florida had gold production of 21,890 ounces during the third quarter, and a strong start to the fourth quarter, and due to mine sequencing is expected to meet or exceed plan. Linear development, to increase mining flexibility, continues to advance
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ahead of plan. Minera Florida is already seeing improved operational efficiency and reduced haulage distances as a result of re-establishing the Marisol ore pass from the 850 level to the 620 level. Widening of the final ore pass at Fantasma/Polvorin is underway and scheduled for completion by the end of October, which is expected to further reduce haulage distances and possibly allow for optimizing the hauling fleet. Internalization of mining activities, ongoing optimization of the haulage infrastructure, and increasing disposal storage of development waste into underground voids will further improve mine productivity going forward. A review of the processing plant in the first quarter identified several opportunities to increase recovery. Management is prioritizing these opportunities, focusing on the initiatives that can be implemented quickly with minimal investment.

Consistent with the 10-year outlook, the plant de-bottlenecking study and preparation of the environmental and social impact assessment ("ESIA") are advancing on schedule, with the objective to increase throughput from 74,500 to 100,000 tonnes per month, which would increase annual gold production to approximately 120,000 ounces. Preliminary studies indicate that the capacity of the processing plant can be increased to approximately 90,000 tonnes per month with incremental adjustments. An upgrade of the crushing circuit would be required to achieve 100,000 tonnes per month.

Total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis during the third quarter were $1,470, $917, and $1,239 respectively. Costs are expected to improve in the fourth quarter due to higher grades, and higher silver and zinc by-product credits. In addition to the aforementioned plant improvements, the Company completed a processing plan earlier in the year, which identified opportunities to implement cost control initiatives; these are currently under consideration and may positively impact future costs.

Exploration results continued to identify extensions of known mineralized zones and generate new discoveries. Exploration activities at Minera Florida during the third quarter included completion of approximately 14,079 metres of drilling in 89 holes, including 42 drill holes totaling 6,341 metres of infill drilling to convert inferred mineral resources to indicated mineral resources, 29 drill holes totaling 4,271 metres of exploratory drilling dedicated to defining new inferred mineral resources and 3,467 metres in 18 drill holes testing regional sectors.

Infill drilling in the quarter was completed at six targets, including Patagua Este, Hallazgo, Mila, VCS, Fantasma and Polvorin, with high-grade intercepts encountered at Patagua Este, Mila and Hallazgo veins, and positive results returned from Satélite VCS vein close to mine infrastructure, adding to the optionality of the current mining plan.

Exploration drilling in the third quarter included approximately 4,271 metres completed in 29 drill holes, testing eight targets, including Patagua Este, Don Leopoldo Sur, Mila, Polvorin, VCN, Hallazgo, Marisol and Milenium Norte veins. Drill highlights include high-grade intercepts generated at the Polvorin and Polvorin Este veins and at depth at the VCN vein.

District-scale exploration activity, dedicated to the discovery of new deposits, included 3,467 metres of scout drilling in 18 holes, targeting five sectors, including the Cucaracha, Quemazon, Don Alex, Lo Toro and Polvorin veins. Drilling continued to generate high grade results at Cucaracha and Cucaracha Sur veins. Work is ongoing in these sectors. District-scale exploration efforts continue to be supported by surface exploration work in several target areas, which included the collection of 320 rock samples and 215 soil samples, in addition to alteration mineral mapping, and geological mapping defining select target areas, which may be drill tested in the future.

5.    CONSTRUCTION, DEVELOPMENT AND OTHER INITIATIVES

CONSTRUCTION, DEVELOPMENT AND ADVANCED STAGE PROJECTS

The Company has several construction, development and advanced stage projects underway. Notable progress relating to some of these key initiatives include, but are not limited to the following:

Wasamac Project, Canada

The wholly owned Wasamac underground gold project is located 15 kilometres west of Rouyn-Noranda in the Abitibi-Témiscamingue Region of Quebec adjacent to the Trans-Canada highway and Ontario Northland rail line, and just 100 kilometres west of Yamana’s 50%-owned Canadian Malartic mine. Yamana acquired the project in January 2021, further expanding its footprint in Quebec and significantly enhancing the Company’s long-term growth prospects.

On July 19, 2021, the Company issued the press release "Yamana Gold Announces Positive Development Decision On Its Wholly owned Wasamac Project Based on Positive Results From Several Studies Showing Higher Average Daily Throughput, Increased Mineral Reserves, Increased Average Annual Production And Strong, Increased Cash Flows". In the press release, the Company announced the results of several studies on Wasamac, intended to corroborate diligence reviews conducted by the Company on its purchase of Wasamac in early 2021 and update a historical feasibility study. These studies updated the baseline technical and financial aspects of Wasamac that now underpin the decision to advance the project to production. The results
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from all studies were consistent with the Company’s conclusions in its diligence reviews relating to the purchase of Wasamac and, in some cases, are better than the conclusions from those reviews.

Yamana expects to receive all approvals, permits and certificates of authorization required for project construction by the third quarter of 2024. Construction time to processing plant commissioning is estimated at approximately two-and-a-half years, with the underground crusher and conveyor system scheduled for commissioning six months later. First gold production is scheduled for the fourth quarter of 2026, with commercial production anticipated in the fourth quarter of 2027. The Company has already identified opportunities to accelerate the production ramp-up and decrease the processing plant construction timeline, which would improve significantly over the feasibility study’s base case production profile. To increase the level of confidence in metallurgical and geomechanical assumptions, Yamana is considering the execution of an underground bulk sample, which could commence earlier on a separate environmental permit. The bulk sample would require ramp access to the underground mineralization.

Positive Exploration Results

Exploration activities continued to ramp up at Wasamac during the third quarter, including continued exploration and geotechnical drilling, and initiation of infill drilling on the Wasamac resource on September 14 with three drill rigs currently operating and a fourth rig planned to be added later in the year. Results are pending for infill holes completed to date.

Exploration results in the third quarter, included 3,112 metres in 13 drill holes completed at the Wildcat target, with visually positive intervals in most holes and visible gold in two drill holes, have been reported. Highlights from these initial drill holes at Wildcat, as previously reported in the September 13, 2021 press release 'Yamana Gold Reports Positive Initial Exploration Drill Results at Wasamac; Provides an Update on Its Generative Exploration Program', included uncut estimated true width intercepts of: 1.65 g/t of gold over 14.91 metres, including 3.07 g/t of gold over 2.56 metres and 3.68 g/t of gold over 2.57 metres in drill hole WS-21-504; 3.84 g/t of gold over 13.25 metres, including 6.40 g/t of gold over 7.10 metres (WS-21-508); 3.16 g/t of gold over 5.35 metres, including 5.96 g/t of gold over 2.45 metres and 13.03 g/t of gold over 3.16 metres (WS-21-509); and 5.02 g/t of gold over 11.02 metres, including 10.93 g/t of gold over 2.20 metres and 4.47 g/t of gold over 6.57 metres in drill hole WS-21-511. Additional results from exploration drilling are expected in the fourth quarter.

For information on the planned Wasamac exploration initiatives, please refer to Section 6: Exploration.

Geological Model Refined; Mineral Reserves Increased

Globally, the Wasamac mineral inventory is largely similar to the previous model. This was expected because the geological database is unchanged, utilizing 804 drill holes for 157,991 metres of drilling. However, Yamana has successfully increased conversion of mineral resources to mineral reserves through the optimization of the mining method and mine design following an in-depth geotechnical analysis. As a result, mineral reserves have increased above the levels determined in the acquisition due diligence by 231,000 ounces to 1.91 million ounces; average gold grade is unchanged at 2.56 g/t. Mineral reserves are estimated at a conservative gold price assumption of $1,250 per ounce, consistent with Yamana’s other operations. Please refer to the July 19, 2021 press release for complete details on the geological model and mineral reserves and mineral resource statements.

Wasamac Project Mineral Reserves Statement as at June 30, 2021	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)
Probable	23,168	2.56	1,910

1.The Qualified Persons for the mineral reserve estimate are Mr. Denis Gourde, P.Eng. and Sébastien Tanguay, P.Eng. (InnovExplo).
2.Mineral reserve estimate has an effective date of June 30, 2021.
3.Estimated at $1,250/oz Au using an exchange rate of $1.32:C$1.00, variable cut-off Au value from 1.45 g/t to 1.68 g/t.
4.Mineral reserve tonnage and mined metal have been rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.
5.Mineral reserves presented include both internal and external dilution along with mining recovery. The external dilution is estimated to be 11%. The average mining recovery factor was set at 93.6% to account for mineralized material left in the margins of the deposit in each block.

Wasamac Project Mineral Resources Statement as at June 30, 2021	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)
Indicated	5,769	1.76	326
Inferred	3,984	2.01	258

1.The Qualified Persons for the current mineral resource estimates are Mr. Vincent Nadeau-Benoit, P.Geo. and Alain Carrier, M.Sc., P.Geo. (InnovExplo). Mineral resources have been estimated by Yamana and independently audited and validated by InnovExplo. The mineral resource estimate follows 2019 CIM definitions and guidelines for mineral resources and are reported exclusive of mineral reserves.
2.Mineral resources were evaluated using the ordinary kriging weighting algorithm informed by capped composites and constrained by three-dimensional mineralization wireframes. Mineral resource categories were assigned using clipping boundaries. Indicated category was established for blocks interpolated during the first two passes within 40 m closest distance from a drill hole composite within the same mineralized zone. Inferred category was established for the remaining interpolated blocks inside the mineralization wireframes. A bulk density of 2.80 g/cm3 was used to convert volume to tonnage.
3.Cut-off grades, which corresponds to 75% of the cut-off grades used to estimate the mineral reserves, are variable based on the metallurgical recoveries ranging from 1.10 to 1.30 g/t Au.
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4.Mineral resources are below a 32 m surface crown pillar and outside a 5 m minimum buffer around historical underground infrastructures and constrained by potentially mineable shapes based on a minimum mining width of 2 m and considering internal waste and dilution.
5.All figures are rounded to reflect the relative accuracy of the estimate. Numbers may not add up due to rounding.

Optimization Highlights

•Rapid production ramp-up in first year followed by sustained gold production of approximately 200,000 ounces per year for at least the following four years. Including the ramp-up phase, average annual production for the first five years of operation is expected to be 184,000 ounces.
•Average LOM gold production of 169,000 ounces per year over an initial 10-year life.
•Average throughput of 7,000 tpd, with the processing plant and associated infrastructure designed at a nameplate capacity of 7,500 tpd, representing further production upside.
•Optimized mining method and mine sequencing, utilizing a combination of longitudinal and transverse stoping with paste fill, which resulted in a higher production rate, reduced dilution, and a 26% reduction in LOM development metres.
•The initial capital cost is expected to be relatively modest for a 7,000 tpd underground operation, at approximately $416 million. The Company undertook extensive due diligence relating to the acquisition of Wasamac and identified several opportunities for optimizations and improvements; the updated studies confirmed the opportunities for optimizations.
•The Company plans to fully fund development with available cash and cash flows. The Company anticipates building significant cash balances over the upcoming years, which will be allocated to the project in time for its formal development, once permitting is received.
•Total LOM sustaining capital estimated at $318 million primarily for underground mine development and mobile equipment.
•LOM cash costs(1) and AISC(1) of $640 per ounce and $828 per ounce, respectively, remaining well below the Company average, reflecting the application of more conservative cost assumptions to de-risk the project and align with benchmark costs from Yamana’s other operations.
•Robust project economics with an after-tax IRR of 16.1% at $1,550 per ounce of gold and an after-tax IRR of 24% at $1,850 per ounce of gold, based on mineral reserves and excluding future upside potential from encouraging exploration prospects. There is potential for a significant increase in NPV and after-tax IRR with an increase in mineral inventory and increase in mine life. An increase in mine from the presently contemplated 10 years to 15 years doubles the NPV of the project.
•As of 2028, Yamana’s average annual gold production in Quebec, including production from Wasamac and the Odyssey underground project at Canadian Malartic, is expected to climb to approximately 450,000-500,000 ounces and remain at this level through 2035.
•Wasamac is designed as a modern underground operation with a small footprint and minimal infrastructure on the south of the Route 117 highway. Tailings will be deposited underground as paste fill and in a filtered dry-stack tailings storage facility approximately six kilometres northwest of the processing plant.
•Use of an underground conveyor, electric mining equipment and high-efficiency ventilation fans to minimize energy use and carbon emissions, with further electrification planned as new technology becomes commercially available between now and project execution.
•Using a conveyor rather than diesel trucks to transport ore to surface reduces CO2 emissions by more than 2,200 tonnes per year, equivalent to taking 500 cars off the road. Over the LOM, the Company expects to reduce CO2 emissions by more than 20,000 tonnes.

Significant Exploration Mine Life Extension Upside

•Planned infill and exploration drilling campaign to generate additional mineral reserves has the potential to sustain a 200,000 ounce production level for an extended period and support a strategic mine life of more than 15 years.
•Preliminary plans include 120,000 metres of drilling in 2021 and 2022 with a budget of $15 million over the two-year period.
•Infill drilling to better delineate areas expected to be developed in the first three years of production is expected to include 30,000 metres in 2021, with a further 38,000 metres in 2022 to provide further delineation of the remaining mineral resource.
•A concurrent exploration effort will focus on expanding the current mineral resource envelopes to depths below the established mineral resource, with testing for mineralization to target poorly explored gaps between mineralized zones.
•Exploration on the broader Wasamac property is expected to include 10,000 metres in 2021 with an effort to delineate secondary zones such as Wildcat and test high priority extensions of the Wasa Shear.
•The recently acquired Francoeur, Arntfield, and Lac Fortune gold deposits, located just six kilometres from the planned Wasamac milling facilities, represent additional potential exploration upside.
•Mineralization on the Francoeur property and that exposed in recent trenching at Arntfield by the property’s previous owner consists of mylotinized, albite-carbonate altered rocks with pyrite mineralization very similar to Wasamac. This shear zone can be traced a further six kilometres from the Wasamac-Francoeur property boundary to the west of the historic Francoeur mine.
•Several parallel shear zones located south of Francoeur with significant known mineralization, including Lac Fortune, and an interpreted southern splay of the Wasa Shear in the Arntfield area are excellent further targets for drilling and potential mineral resource expansion.
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Further optimization and Mine Life Extension Upside

•Opportunity for further conversion of mineral resources to mineral reserves is expected through engineering studies, especially surrounding the historic mining zone.
•Utilization of the full design capacity of 2.74 million tonnes per year, or 7,500 tpd could increase annual gold production.
•Additional metallurgical drilling and test work will be carried out to evaluate the potential increase in gold recovery through installation of a flotation and concentrate leach circuit.
•Opportunities to accelerate the project execution plan to bring forward first gold production.
•Silver credits have not been considered in the updated studies. Future infill drilling programs will include assaying for silver, which has the potential to improve project economics and reduce AISC(1).

Project Economics Highlights

Wasamac Project Sensitives to Gold Price ($1.28 CAD-US exchange rate, 5% discount rate)

Gold Price (USD/oz)	$1,400	$1,550	$1,700	$1,850	$2,000
Before-tax NPV (USD millions)	$296.3	$477.0	$657.6	$838.2	$1,018.8
Before-tax IRR	16%	22%	27%	31%	36%
After-tax NPV (USD millions)	$144.4	$254.4	$363.0	$469.6	$575.0
After-tax IRR	12%	16%	20%	24%	28%
Payback period (years)	4.8	4.0	3.5	3.1	2.8

Wasamac Project Summary
Estimated Total Production	1,694	thousands of gold ounces
Average metallurgical recovery	~88.7%	gold
Average annual gold production
2026	2,000 oz	(33 k. tonnes, 2.75g/t gold)
2027	120,000 oz	(1,594 k. tonnes, 2.65g/t gold)
2028 to 2031 (average per year)	200,000 oz	(2,520 k. tonnes, 2.78 g/t gold)
2032 to 2035 (average per year	171,000 oz	(2,520 k. tonnes, 2.38g/t gold)
2036	91,000 oz	(1,389 k. tonnes, 2.26 g/t gold)
Average minesite costs per tonne (USD)
Mining	$28.2	$/t milled
Processing	$12.3	$/t milled
G&A	$4.5	$/t milled
Total	$44.9	$/t milled
Average unit costs (USD)
Cash Cost(1)	$640	$/oz
All-In Sustaining Cost(1)	$828	$/oz
Royalty	1.5%	NSR
Mine life	10	years
Initial Capital Expenditures (USD)	$416.3	millions
Breakdown of initial capital expenditures by year (USD)
2024	$36.5	millions
2025	$127.4	millions
2026	$252.4	millions
Breakdown of initial capital expenditures by category (USD)
Mining	$171.5	millions
Processing	$83.2	millions
Infrastructure	$48.0	millions
Indirect, EPCM & Owner’s Costs	$70.3	millions
Contingency	$43.4	millions
LOM Sustaining Capital (USD)	$318.0	millions (average $28.9 million per year)

Please refer to the July 19, 2021 press release for complete details on project economics and processing considerations.

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Health, Safety and Sustainable Development & Permitting

Yamana is committed to developing Wasamac as a modern, compact underground operation with minimal impact on the environment and neighboring communities and industry-leading working conditions. With this objective in mind, the studies incorporate feedback received through consultation with local residents, First Nations, and regulatory authorities, while complying with Yamana’s rigorous health, safety, and sustainable development ("HSSD"). Additionally, Yamana expects Wasamac to be the benchmark within the Company’s portfolio and the broader industry as a low carbon emission operation, and an integral component of the Company’s climate action strategy.

The Wasamac deposit is located halfway between the Évain and Arntfield districts of Rouyn-Noranda, just south of Route 117. To minimize the impact on local residents, the processing plant and most of the infrastructure will be located north of Route 117 and material and personnel access to the underground mine will be through a decline under the highway. This solution makes the underground mine effectively invisible from surface, with the only surface infrastructure south of Route 117 being collars for ventilation raises and a borehole for delivery of cement to the underground paste fill plant.

The Wasamac underground mine is designed to create a safe working environment and reduce consumption of non-renewable energy through the use of electric and high-efficiency equipment. Yamana has selected electric and battery-electric mobile equipment provided that the equipment is available at the required specifications. Battery-electric underground haul trucks are not yet available at the required capacity with autonomous operation so diesel trucks have been selected in combination with the underground conveyor. However, Yamana continues to collaborate with equipment suppliers with the expectation that the desired battery-electric equipment will be available before Wasamac is in operation.

Yamana relies on a collaborative approach to ensure the success of Wasamac. In this regard, our environmental assessment process is conducted in collaboration with our neighbors and First Nations. A community relations office will soon open its doors to further facilitate ongoing engagement with local residents and accessibility of the Company's team, as well as providing up-to-date information on the project. A campaign of environmental baseline monitoring and testing is currently underway with the objective of completing the EIA by the second quarter of 2022.

Please refer to the July 19, 2021 press release for complete details on HSSD and permitting considerations.

Monarch Acquisition Details

On January 21, 2021, the Company completed its acquisition of the Wasamac property and the Camflo property and mill (the “Acquisition Properties”) through the acquisition of all of the outstanding shares of Monarch Gold Corporation (“Monarch”) not owned by Yamana. Yamana previously announced that it had entered into a definitive agreement with Monarch Gold on November 2, 2020, to acquire the properties, under a plan of arrangement. In connection with the plan of arrangement, Monarch completed a spin-out (the “Spin-Out”) to its shareholders, through a newly-formed company, Monarch Mining Corporation, of its other mineral properties and certain other assets and liabilities of Monarch (collectively, the “Transaction”). The Company also acquired 6.7% of the outstanding shares of the newly-formed Monarch Mining as part of the completion of the arrangement.

Under the terms of the Transaction, Monarch shareholders received the following per Monarch share: 0.0376 of a Yamana share; C$0.192 in cash; and 0.2 of a share of Monarch Mining. Yamana issued 11,608,195 Yamana Shares, paid approximately $46.9 million (C$59.3 million) in cash, and issued 383,764 replacement warrants for total consideration paid of $108.6 million. Yamana’s consideration on close represented a value paid for the Wasamac asset of under $67 per ounce of mineral reserves and under $42 per ounce of mineral resources, based on mineral reserves and mineral resources in the feasibility study and net of Yamana’s former Monarch interest in Wasamac.

Acquisition of Francoeur, Artnfield and Lac Fortune Properties

On June 21, 2021, the Company entered into a Definitive Purchase Agreement to acquire the Francoeur, Arntfield and Lac Fortune properties from Globex. The Francoeur property is located adjacent to Yamana’s Wasamac project and covers the western extension of the Wasa shear zone. This acquisition adds six kilometres of highly prospective strike for exploration efforts to increase overall resources adjacent to a major asset and to extend the Wasamac mine life.

The property also covers several historical gold producers located along the shear zone and notwithstanding past production, exploration will build on a historical drill database of 1,024 drill holes by drilling several high potential targets with significant gold intercepts located outside of the historically mined areas as well as extending known mineral resources. Wasamac, Francoeur and Arntfield have recorded past production of over 720,000 ounces of gold, with Francoeur and Arntfield contributing ounces at a grade of 6.2 g/t and 4 g/t of gold, respectively. Further, Francoeur currently has a historic mineral resource of approximately 66,600 ounces of gold at a grade of 6.5 g/t of gold in the measured and indicated categories. Mineralization along the Wasa shear zone has been exposed in trenches recently completed by Globex and is very similar in character to the Wasamac resource mineralization indicating the strong exploration potential of the property.

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A block of claims acquired as part of the transaction which has several positive historical drill intercepts is in proximity to Canadian Malartic. As a result, consideration is being given for a potential transfer into the Canadian Malartic General Partnership exploration program. This would modestly decrease the acquisition cost for the Company.

Consideration for the transaction comprises C$4 million on close (shares valued at C$3.8 million on close), and further amounts in cash or shares as follows: C$3 million on the first anniversary, C$2 million on the second anniversary and C$3 million in each of the third and fourth anniversaries. Further, a 2% Gross Metal Royalty was issued to Globex on all properties with a 0.5% buyback for C$1.5 million.

Odyssey Project, Canadian Malartic, Canada (50% interest)

Impressive technical study results were obtained in early February of 2021, and the Company and its partner made a positive construction decision of the Odyssey project at Canadian Malartic. First production from the Odyssey South deposit is expected in 2023. A NI 43-101 technical report for Canadian Malartic was completed in March 2021, and includes a full summary of the Odyssey underground project. The project demonstrates robust economics, a significant increase in mineral resources, and a mine life extension to at least 2039. As Canadian Malartic transitions from open pit to underground mining, underground production will offset a significant portion of the corresponding decline in open pit production. On a 100% basis, production from open pit mining from 2021 through 2028 is expected to be approximately 3.9 million ounces. Whereas the Company had originally considered a production platform for the new underground mine conservatively in the range of 450,000 ounces per year, the mine plan now supports annual gold production of 500,000 to 600,000 ounces when fully ramped up on a 100% basis. Further extension of the mine life beyond 2039 provides additional upside, with several opportunities under evaluation. The project mine plan currently only includes roughly half of the project’s 13.5 million ounces of Inferred Mineral Resources and 0.8 million ounces of Indicated Mineral Resources. The upside from grade improvements and underground mine life extensions are expected to be realized through infill drilling to improve geological confidence, exploration drilling to extend known deposits and make new discoveries and engineering efforts, especially close to historical underground excavations and at depth at East Malartic.

Construction of surface infrastructure and the portal in preparation for development of the ramp began in August 2020. The Company and its partner completed the construction of the mine office and surface facilities in the fourth quarter of 2020, to support the development, and further advanced the development of the exploration ramp into Odyssey and East Malartic. The exploration ramp is designed to mine their respective upper zones and provide further exploration access to allow tighter drill spacing to further define the mineral resource. These activities are coincident with headframe construction and shaft sinking. The new ramp will also provide the ability to carry out bulk sampling of 40,000 tonnes of mineralization. The budget for the ramp on a 50% (and 100%) basis is $11.7 million ($23.4 million) for 2021.

Several key processes and activities progressed as planned during the third quarter:

•Underground ramp development is ahead of schedule with 1,118 linear metres of development in 2021 now completed (for a total of 2,054 metres including lateral development).
•Development of the exploration ramp is anticipated to take approximately two years to complete, with the first drilling platform established in early July. The platform provides diamond drilling access to the upper part of Odyssey south (between surface and 160 meters of depth) and infilled drilling of the mineralization.
•Underground construction is progressing well, with explosives storage and dining rooms on schedule.
•Odyssey human resources ramp-up is on target, with over 300 employees and contractors hired in a variety of functions including mine development, surface construction and resource development.
•Construction of the left-turn lane on Provincial Highway 117 has been completed.
•Decree amendment and the mining lease process continue to be on target for the first quarter of 2022 and fourth quarter of 2022 respectively.
•During the second quarter, the shaft collar construction was completed. The headframe's slipform pour started in September, with structural steel installation expected to be initiated in November, and completed during the fourth quarter. The hoist room construction and interior design are expected to be completed within one year.
•Further engineering progress was made on the paste plant (with the approval of the plant's general arrangement), power line/substation and surface workshop/warehouse.
•Mine equipment selection is well underway with contracts awarded for both production and drilling equipment as well as an all-electric service equipment fleet.
•Shaft sinking is expected to start October 2022, with the sinking hoist expected to be delivered during the second quarter of 2022, on schedule. Lastly, the auxiliary hoist is under construction and is also expected to be delivered as planned during the second quarter of 2022.

The shaft is envisioned to have a 6.4-metre diameter and be 1.8 kilometres deep, with a hoisting capacity of approximately 20,000 tpd. As noted, the Company’s current expectation is that production from Odyssey South will begin in 2023 from the ramp, while the Company sinks the shaft to East Gouldie, with a goal to start production from East Gouldie in 2027. The Odyssey project will utilize a transverse long hole stoping mining method with primary and secondary stopes and paste backfill to fill the voids, a proven mining method in the region. On a 100% basis, average annual payable gold production is expected to be approximately 545,400 ounces from 2029 to 2039 with total cash costs per ounce of approximately $630 per ounce. Sustaining
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capital from 2029 to 2039 is expected on a 50% (and 100%) basis to average approximately $27.9 million ($55.8 million) per year.

The Odyssey project has modest capital requirements in any given year which are manageable and fully funded using Canadian Malartic's cash on hand and free cash flow generation, with no external funding required. Initial capital expenditures and other growth capital expenditures, on a 50% (and 100%) basis, are as follows in millions of dollars: $56.9 ($113.8), $102.0 ($204.0) and $68.4 ($136.8) for 2021 through 2023 respectively, an average of $81.9 ($163.8) per year from 2024 through 2026, and $104.5 ($209.0) and $90.2 ($180.3) during 2027 and 2028, respectively. Furthermore, underground gold production during the 2021 to 2028 construction period is expected to start in 2023 and total on a 50% (and 100%) basis 466,000 (932,000) ounces at cash costs of approximately $800 per ounce. Although the aforementioned costs do not include any offsetting net proceeds from pre-commercial production due to upcoming amendments to the relevant accounting standard(7), which represents a practical consequence of IFRS application, net proceeds from the sale of these ounces would significantly reduce the cash requirements for the construction of the project which, assuming the gold price used in the financial analysis for the project of $1,550 per ounce, would reduce the projected capital requirements in half.

As noted, the aforementioned costs do not include any offsetting net proceeds from pre-commercial production. Historically, any net proceeds from pre-commercial production were deducted from development capital expenditures; however, due to amendments to the relevant accounting standard that become effective from 2022, this treatment will not be permitted when accounting for the Odyssey project. Specifically, in May 2020, the IASB issued Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16), which prohibits entities from deducting amounts received from selling items produced from the cost of property, plant and equipment while the Company is preparing the asset for its intended use. Instead, sales proceeds and the cost of producing those items will be recognized in the consolidated statements of operations.

For further details on the Odyssey Project, please refer to Yamana's February 11, 2021 press release entitled 'Yamana Gold Reports Strong Fourth Quarter and Full Year 2020 Results; Impressive Technical Study Results Delivered for the Odyssey Underground Project at Canadian Malartic With Construction Decision Approved; Adopts Climate Change Strategy'.

Jacobina, Brazil

Phase 2 Incremental Improvements Continue to Increase Processing Capacity to 8,500 tpd

The Jacobina processing plant continues to exceed expectations, at nearly 7,500 tpd over the full third quarter of 2021, a 4% increase compared to the previous quarter. This aligns with the previously mentioned target throughput of 7,500 tpd for the second half of 2021, which represents the permitted operational processing rate. A new daily throughput record of 8,842 tonnes was achieved in September during a trial to test the processing plant capacity. Mining rates increased by 9% compared to the previous quarter, with the underground mine on track to sustain 7,500 tpd by year end. The ongoing success reflects a simplified approach to complete the Phase 2 expansion, which will be achieved through incremental debottlenecking of the processing plant and tailings management system, combined with other operational improvements and without requiring the installation of an additional ball mill. This approach is expected to significantly reduce capital expenditures, improve energy efficiency, and de-risk the project execution.

The objective of the Phase 2 expansion remains unchanged, for sustainable throughput of 8,500 tpd while maintaining gold recovery, and increasing gold production to approximately 230,000 ounces per year based on recent plant performance and studies. Yamana has initiated planned steps to achieve this target with its simplified approach to continue incremental debottlenecking and operational improvements, without requiring an expansion of the grinding circuit as originally contemplated.

The simplified expansion approach is a continuation of the strategy that has been the basis for the quarter-over-quarter success of Jacobina over the past several years, and is expected to require significantly lower capital than originally planned in the Phase 2 pre-feasibility study, an amount not expected to exceed $15 million to $20 million.

Jacobina continues to work closely with regulatory authorities to increase the permitted throughput to 8,500 tpd and has the potential to achieve the Phase 2 objectives earlier than planned. The permitting application advanced significantly in the third quarter and there is a high likelihood that the expansion permit could be received in the first half of 2022. Subject to successful completion of required permit modifications, Jacobina would begin processing at 8,500 tpd by the second half of 2022, a full year earlier than previously expected.

Evaluation of Phase 3 Expansion to 10,000 tpd Advancing; Plant Modifications Originally Planned for Phase 2 Now Considered Adequate for Phase 3

As previously presented in the Company’s 10-year production outlook, Yamana is evaluating a further Phase 3 expansion at Jacobina to increase throughput to 10,000 tpd. With the Phase 2 expansion now underway with a simplified process at reduced capital costs, the Company will now pursue the Phase 3 expansion as part of a comprehensive plan which aligns the processing plant, underground mine, tailings management strategy, and permitting, while managing capital expenditures and cash flow.

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Updated modelling indicates that the 10,000 tpd target throughput rate could be achieved with only two ball mills in operation, allowing for grinding line two to be suspended. Compared to the pre-feasibility study completed in 2020, the detailed design incorporates additional test work and geotechnical analysis together with several improvements to the plant design for line three. This includes an optimized design of the additional crushed ore silo and associated conveyors and increased recovery from gravity concentration using the same gravity circuit that is now installed on line two. Further improvements will continue to be evaluated. Permitting for the expansion is advancing as intended and in accordance with plan.

Engineering for the Phase 3 expansion to 10,000 tpd will advance in parallel with the Phase 2 expansion, and the processing model will continue to be updated to integrate with operational data from Phase 2, with a feasibility study for Phase 3 scheduled for completion in 2023.

The Company’s expansion strategy is well advanced, and as such, Jacobina is anticipated to be a multi-decade, low cost operation with a planned production level of at least 230,000 ounces per year, with annualized production achieving this level by the second half of 2023.

The Company is further evaluating the strategic options and direction related to Jacobina and the significant exploration that is available along the greenstone belt in which the mine is located. Jacobina is being envisioned as a complex of multiple mines, and more emphasis is being placed on regional and generative exploration, to work towards the strategic plan of Jacobina being a 400,000 ounce-plus operation.

The Jacobina mine is part of the Jacobina district, for which geological evidence and tectonic reconstruction suggest strong affinities with similar gold districts in West and South Africa, which host exceptionally large gold deposits, including the prolific Witwatersrand Basin and the Tarkwa mine. Gold mineralization at Jacobina is hosted by the Serra do Corrego Formation, preserved within the Jacobina belt, for a strike length of over ninety kilometers. The mine complex consists of six mining areas exploiting economic mineralization within a nine-kilometer long mineralized belt extending from João Belo in the south to Canavieiras Norte in the north. As at December 31, 2020, past gold production from the mine complex was slightly over two million ounces, with mineral reserves of 2.81 million ounces of gold and total mineral resources of 5.0 million ounces of gold, indicating the world class size of the current known deposit. Since 2019, the Company has started systematic exploration of its 77,800 hectare land package that covers 155 kilometers of exploration potential along the north-south trending belt. This work has defined a fourteen-kilometer long belt of gold-bearing conglomerate located north of the mine complex and has also extended the known mineralized reefs south of João Belo in a continuous area extending 2,200 metres south of the limits of the João Belo mine. Further areas have been identified both to the north and further south during reconnaissance exploration programs. Work will continue to define mineralized reefs exposed on surface and follow up with widely spaced drill testing targeting both extensions of the mine complex and new standalone mine targets. Consequently, the Company sees significant opportunities to grow its regional presence and continue to build the world-class Jacobina Complex.

MARA Project, Argentina (56.25% interest)

On December 17, 2020, the Company completed the integration with Glencore and Newmont and a new joint venture, the MARA Joint Venture, was formed to manage, develop and operate the project. MARA is the combined project comprised of the Agua Rica site, Alumbrera site as well as the Alumbrera plant and ancillary buildings and facilities. Under the integration, Yamana, the former 100% holder of Agua Rica and the former partners of Alumbrera have created the MARA Joint Venture pursuant to which Yamana holds a controlling ownership interest in the MARA Project at 56.25%. Glencore holds a 25.00% interest and Newmont holds an 18.75% interest in the MARA Project. Yamana has been appointed manager of the MARA Joint Venture and will continue to lead the engagement with local, provincial, and national stakeholders, and completion of the feasibility study and ESIA for the MARA Project. Among other governance committees, a MARA Joint Venture Technical Committee was formalized, comprised of representatives of the three shareholder companies, to provide oversight and guidance to the advancement of the feasibility study.

The integration creates significant synergies by combining existing substantive infrastructure which was formerly used to process ore from the Alumbrera mine during its mine life, including processing facilities, a fully permitted TSF, pipeline, logistical installations, ancillary buildings, and other infrastructure, with the future open pit Agua Rica mine. The result is a de-risked project with a smaller environmental footprint and improved efficiencies, creating one of the lowest capital intensity projects in the world as measured by pound of copper produced and in-situ copper mineral reserves, and creating significant benefits for the local communities, the province of Catamarca and Argentina.

The MARA Project has Mineral Reserves and Mineral Resources in the Agua Rica and the Alumbrera ore bodies. Agua Rica is a large-scale copper, gold, silver and molybdenum deposit and it has Proven and Probable Mineral Reserves of 11.8 billion pounds of copper and 7.4 million ounces of gold contained in 1.1 billion tonnes of ore. Mineral Resources include 259.9 million tonnes of Measured and Indicated Mineral Resources, containing more than 1.6 billion pounds of copper and 954,000 ounces of gold. Additionally, Inferred Mineral Resources of 742.9 million tonnes represent significant upside potential to further define an increase in Mineral Reserves and life of mine. The MARA Project also has Mineral Resources in the Alumbrera deposit which consist of 125.2 million tonnes of Measured and Indicated Mineral Resources containing more than 800 million pounds of copper and 1.2 million ounces of gold on a 100% basis.
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On July 19, 2019, the Company announced the positive results of pre-feasibility study (A) ("PFS(A)"), underscoring that the MARA Project is a long life (with an initial life of 28 years) and low-cost asset with robust economics and opportunities to realize further value, including converting economic-grade Inferred Mineral Resources and expanding throughput scenarios aimed to increase metal production and returns, among other opportunities. The Joint Venture Technical Committee advanced optimization studies in late 2019 and early 2020, the results of which were compiled as pre-feasibility study (B) ("PFS(B)"), and is now advancing a full feasibility study on the MARA Project, with updated Mineral Reserve, production and project cost estimates.

The pre-feasibility study for the MARA Project considers the Agua Rica deposit will be mined using a conventional high tonnage truck and shovel open pit operation. Average life of mine material moved is expected to be approximately 108 million tonnes per year, with ore feed of 42 million tonnes per year and average life of mine strip ratio of 1.66.

Ore extracted from the Agua Rica mine will be transported from the open pit by truck to the primary crusher area and then transported via a conventional conveyor to the existing Alumbrera processing plant. To route the overland conveyor system, approximately 5.2 kilometres of tunnel development will be required over the total 35 kilometre conveyor right-of-ways to the Alumbrera processing plant, where it will feed the existing stacker conveyor via a new transfer station.

Relatively modest modifications to the circuit are needed to process the Agua Rica ore at the Alumbrera plant. The copper and by-products concentrates, which be transported by the existing pipeline to Tucuman and then by railway to the port for commercialization. An in-situ blending strategy has been defined to manage the concentrate quality over certain years of the mine life, which will allow the project to achieve the desired targets. Further optimizations to this strategy are studied as part of current design phase.

These previously completed studies provide the framework for the preparation and submission of a new ESIA to the authorities of the Catamarca Province and for the continued engagement with local stakeholders and communities. The shareholders of the MARA Joint Venture began the ESIA process in 2019, given the significant level of environmental baseline data required for such studies.

The 2020 PFS(B) highlights include:

•Annual ore feed increased to 42 million tonnes per year.
•Annual production for the first 10 full years increased to 556 million pounds of copper equivalent* production.
•Cash costs(1) of $1.32 per pound and AISC(1) of $1.44 per pound for the first 10 years of production.
•Initial capital of $2.78 billion. Initial capital reduced to $2.39 billion if first year of owner mine fleet purchases are reclassified as sustaining capital, as was assumed for PFS(A). Total LOM capital spending the same under both PFS(A) and PFS(B).
•NPV of $1.906 billion and an increased IRR of 21.2%**
•PFS(B) reflects the inclusion of a progressive Argentina export tax with a long-term assumption of 4.3%.

*    Copper equivalent metal includes copper with gold, molybdenum, and silver converted to copper-equivalent metal based on the following metal price assumptions: $6,614 per tonne of copper, $1,250 per ounce for gold, $24,250 per tonne for molybdenum, and $18.00 per ounce for silver.
**    Assuming metal prices of $3.00 per pound of copper, $1,300 per ounce of gold price, $18.00 per ounce of silver, $11.00 per pound of molybdenum and using an 8% discount rate.

The most recent technical studies indicate that the processing facility at Alumbrera is capable of processing up to 44.0 million tonnes per year, with minor additional capital expenditures, which represents a significant upside to the pre-feasibility study results. Further tests and studies are being advanced for the feasibility study stage to confirm and optimize these results. In addition, opportunities have already been identified in optimizing the mine pioneering, stripping, sequence and blending, which are expected to provide further value improvements for the Integrated Project.

MARA also obtained all the permits for advanced exploration works from the local authorities including programs of community participation and social consultation, to conduct field work for the feasibility study and collect additional information for the ESIA.

Work on the engineering design, drilling at site, and furthering of the environmental studies and permitting continued to progress well during the third quarter. The metallurgical drilling program at the Agua Rica site was completed, and all samples were submitted for metallurgical test-work in Canada. Additionally, geotechnical drilling started and is expected to continue during the fourth quarter. Next steps include resource delineation and specific geotechnical drilling for the overland conveyor tunnel design. Metallurgical test-work is progressing according to plan, advancing early stages of mechanical preparation and assaying, while preparing final composites for batch testing and pilot plant, which is expected to run during the first quarter of 2022.

Feasibility study work is ongoing and key technical results are expected during 2021. While the Company continues to advance the feasibility study, it notes that a considerable amount of information in the pre-feasibility study is already at feasibility study level mostly as a result of the integration transaction. Environmental baseline activities are progressing in line with the program, and the full feasibility study and ESIA submission are expected late in 2022.

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The estimated expenses for the Company to advance the project through the feasibility study and ESIA are in the range of $20.0 million to $25.0 million for the next three years (Yamana's 56.25% interest), representing a manageable and modest investment in relation to the value creation of advancing the MARA Project to the next phases of development.

The MARA Project represents both a significant strategic value opportunity and a solid development and growth project, which the Company intends to continue to advance through the development and value realization process, through Yamana’s controlling interest in the project. The project design minimizes the environmental footprint of the project, incorporating the input of local stakeholders. MARA is planned to be a multi-decade, low cost copper gold operation with annual production in the first ten years of 556 million pounds of copper equivalent and a life of mine annual production of 469 million pounds of copper equivalent on a 100% basis. MARA will be among the top 25 copper producers in the world when in production, and will be one of the lowest capital intensity of the comparable projects globally.

For further details on the Integration Transaction, critical accounting policies, and critical judgments, please refer to the Company's consolidated financial statements for the year ended December 31, 2020.

OTHER INITIATIVES - STRATEGIC, OPTIMIZATION AND MONETIZATION

A number of projects are underway with a goal of surfacing value from non-producing assets. Notable progress relating to some of these initiatives include, but are not limited to the following:

Suyai, Argentina

On April 28, 2020, the Company announced it entered into a definitive option agreement pursuant to which it granted CAM, a privately held portfolio management and capital markets company based in Argentina, owned by Messrs. Eduardo Elsztain and Saul Zang, the right to acquire up to a maximum 40% interest in a joint venture formed to hold the Suyai Project. CAM's portfolio includes the biggest real estate company in the country, NASDAQ-listed international agricultural companies, along with banking and mining investments. CAM has successfully led the development of significant construction projects across the country.

An initial amount of $2.0 million was received by the Company to secure the option. CAM will assume responsibility for all ESG matters, including leading the permitting efforts aimed to advance the project through its different stages of development. As noted, CAM has the right to earn a maximum 40% interest in the resulting joint venture formed to hold the Suyai Project by fulfilling certain obligations and achieving certain milestones, mostly relating to ESG matters, and by paying $31.6 million in various installments in addition to the proportionate expenses, on or before December 31, 2024. The Company believes there is considerable value, far in excess of cash value, in fulfilling the obligations and achieving the milestones relating to ESG matters which would advance the Suyai project. Through certain of its holding companies, Yamana would hold the remaining 60% of the joint venture.

In the event the project receives approval to proceed, Yamana would oversee its development, applying best industry mining and HSSD/ESG practices and its experience in project development and operations in southern Argentina. Development of the project would occur under the oversight of a board of directors of the holding company that owns the project with CAM nominating two out of the five directors. Yamana would nominate the other directors. The joint venture would entitle each party to its proportion of gold production from the project.

The Company previously completed studies that in addition to redesigning Suyai as a small scale high-grade underground project, evaluated different options for ore processing, which provided favourable project economics.

The preferred option envisages the construction of a processing facility for on-site production of gold and silver contained in a high-grade flotation concentrate, which would be transported by land and by sea to one or more gold smelters world-wide. As only a flotation concentrate would be produced at Suyai, no cyanide or other deleterious chemicals would be used at site. Gold production is expected to reach up to 250,000 ounces annually for an initial eight years.

Agua de la Falda, Chile

The Company continues to pursue development and strategic initiatives for the 56.7% position held in the Agua de la Falda joint venture with Codelco, located El Salvador in the Atacama region of northern Chile. While the historical Jeronimo Feasibility Study focused on maximizing gold production from the sulphide deposits, the Company completed the study of a low-capital starter-project based on the remaining oxide inventory in heap leach pads and open pits; the study demonstrated positive results and quick payback. The Company is also evaluating strategic alternatives for the asset, including the highly prospective claims surrounding the mine, where early-stage targets for both gold and copper mineralization have been identified. Re-logging of historical holes and exploratory drilling support the potential to extend the gold oxide mineralization, as well as the potential for copper/gold deposits within the joint venture claims and in the areas the Company owns 100%. Agua de la Falda has processing capacity and infrastructure already installed, and it is in the vicinity of the El Salvador Division of Codelco.

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6.    EXPLORATION

Exploration on the most prospective properties is a key to unlocking and creating value for shareholders. The Company has built significant land positions including projects that are at different stages of advancement in prospective mineral districts in all countries where it has producing assets, and it is pursuing advancing this portfolio of exploration projects in these countries. This effort allows for the rapid advancement of the highest value projects, while at the same time moving the most promising early-stage properties up the exploration pipeline. The following are key elements and objectives of the generative exploration program:

•Target the Company’s most advanced exploration projects while retaining the flexibility to prioritize other projects in the portfolio as and when merited by drill results.
•Advance at least one project to achieve mineral reserve and mineral resource inventories of at least 1.5 million gold equivalent ounces within the next three years to move at least one project towards a preliminary economic assessment.
•On a longer-term basis, advance at least one project to a mineral inventory that is large enough to support a mine plan demonstrating positive economics with annual gold production of approximately 150,000 ounces for at least eight years.
•Advance both gold-only and copper-gold projects and, in the latter case, consider joint venture agreements aimed at increasing mineral resource and advancing the project to development while Yamana maintains an economic interest in the project.
•Evaluate the acquisition or investment on prospective exploration opportunities companies that align with Yamana’s objectives for capital allocation and financial results, jurisdiction quality, geology and operational expertise.

The generative exploration program is first focusing on the most advanced projects in Yamana’s portfolio while continuing drilling activity at a number of the Company’s highly prospective earlier stage projects. These project stages are categorized and defined as follows:

•Tier One - Projects with well-defined gold mineral resources and opportunities to grow to a potentially economic threshold in the next three years.
•Tier Two - Projects that have achieved significant drill intercepts and whose geology along with other factors support rapid resource growth.
•Tier Three - Highly prospective projects with known mineralization defined with rock and soil geochemistry that warrant future drill testing.

The Company is confident that its exploration pipeline includes projects that can meet its shorter-term objective of at least one project achieving 1.5 million ounces of gold in the inferred mineral resource category within three years as well as its longer-term objective of building at least one gold mineral resource that can support a mine with annual production of approximately 150,000 ounces per year for at least eight years.

The Company is focusing its exploration activities in part on the large land positions held within the Company, including projects that are at different stages of advancement in prospective mineral districts in all countries where it has producing assets and can leverage its technical and operational expertise, and it is pursuing advancing this portfolio through exploration projects in these countries. This effort will allow for the rapid advancement of the highest value projects, while at the same time moving the most promising early-stage properties up the exploration pipeline. In the current high market valuation environment of high-profile gold exploration projects, the Company feels it is timely and prudent to advance its in-house exploration assets.

As a complement to the advancement of the internal exploration opportunities, the Company will consider the acquisition of earlier-stage development assets or companies that align with Yamana's objectives for capital allocation and financial results, jurisdiction, geology and operational expertise. Such opportunities will typically be funded through internal resources, meet minimum return levels that far exceed cost of capital and would meet the Company's minimum requirements to achieve mineral reserve and mineral resource inventories, mine life and per year production rate. Furthermore, preference would be given to geological and operational characteristics where the Company has an identified expertise and excellent opportunities for value enhancement. Such opportunities would also extend an existing regional presence or lead to that longer-term objective. Although the Company has an established portfolio of early-to-later-stage organic growth projects, the Company also considers it prudent to consider opportunities to extend regional presences in quality jurisdictions that offer geological and operational synergies and similarities to its current portfolio of assets.

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Exploration Expenditures

For exploration updates relating to operating mines during the quarter, refer to Section 4: Operating Segments Performance. The following is a summary of the exploration and evaluation expenditures for the current and comparative periods:

	For the three months ended September 30,		For the nine months ended September 30,
(In millions of US Dollars)	2021	2020	2021	2020
Exploration and evaluation capitalized*	$15.5	$13.8	$48.6	$36.8
Exploration and evaluation expensed**	10.9	3.6	24.8	9.1
Total exploration and evaluation expenditures	$26.4	$17.4	$73.4	$45.9
*    Capitalized exploration and evaluation costs are reflected in property, plant and equipment in the Consolidated Balance Sheets. Details by mine can be found in the Capital Expenditures table in Section 1: Highlights and Relevant Updates.
**    Expensed exploration and evaluation costs are reported in the Consolidated Statements of Operations for the respective period.

During the third quarter, exploration drilling and other field activities continued to ramp up in most jurisdictions as COVID-19 restrictions are progressively lifted as vaccination rates increased. The Company is refocusing its efforts on regional exploration projects, with greater efforts being placed on Jacobina and Lavra Velha, which represent the best opportunities for advancement of the goals of the generative exploration program. Drilling activities continued in Brazil at Lavra Velha, Jacobina Norte and at the early stage Colider property. Targets were advanced at the Company’s Ivolandia project, with collection of soil and rock samples and geological mapping at several targets. An airborne geophysical survey will be flown over a 210 square kilometre area at Ivolandia in early 2022. Exploration in Chile in the quarter included surface work at early stage projects near the El Peñón mine and elsewhere, and initial reverse-circulation scout drilling programs were completed at three projects in the El Peñón region. In Argentina, permitting and contracting work was undertaken in preparation for planned drilling on the Company’s Las Flechas property, where a 1,500-2,000 metre drill program in the fourth quarter is planned to test breccia-related high-sulphidation epithermal gold targets. At Monument Bay, Manitoba, results from the recently completed deep drilling program were integrated into the project database and are currently being evaluated with planning for the next steps for the project, and exploration drilling continued at the recently acquired advanced Wasamac property, in the Abitibi, Quebec. Initial field work was started on the recently developed Orogen Royalties Inc. Nevada Alliance and Raven-Callaghan property option.

Monument Bay, Canada

The Monument Bay deposit is hosted in the Stull Lake Greenstone Belt, comprising three volcanic-sedimentary assemblages ranging in age from 2.85 to 2.71 billion years. Gold mineralization occurs along the steeply north-dipping, regional-scale Twin Lakes Shear Zone and the lesser-explored, adjacent AZ Shear Zone.

The focus of the current exploration program is the advancement of the Twin Lakes resource. Beyond the Twin Lakes target, the large Monument Bay land package is under-explored. A smaller but important component of the current exploration plan at Monument Bay is the continued evaluation and advancement of secondary targets on the property.

Most recent exploration at Monument Bay has been to advance the evaluation and definition of high-grade ore shoots at depth at the Twin Lakes resource as part of assessing the project as an underground mine. Approaching the Twin Lakes target as a potential underground project is an economically attractive alternative to the open pit scenario with lower capital (due to the higher investment required to develop a large tonnage, low grade, open pit mine), reduced environmental footprint, and clear upside exploration potential. The recently completed winter 2021 drill program provided an initial test of the depth extent and potential of several well-defined high-grade steeply plunging mineralized shoots along a four kilometre strike length of the deposit. Shallow diamond drilling during the first half of 2020 confirmed the continuation and orientation of higher-grade mineralization and provided targets for follow up drilling at depth. Highlights from the winter 2021 program included the following core length intercepts: 6.52 g/t of gold over 2.14 metres (TL-21-732) and 4.20 g/t of gold over 6.28 metres, including 2.58 metres grading 7.48 g/t of gold (TL-21-727B) as previously reported in the September 13, 2021 press release 'Yamana Gold Reports Positive Initial Exploration Drill Results at Wasamac; Provides an Update on Its Generative Exploration Program'. These and other results are being evaluated as next steps are being determined.

Domain, Canada

The Domain project is located near Oxford Lake in northeast Manitoba, comprising a 20,000-hectare property that is 100%-controlled by the Company. Interpretation of regional airborne magnetics, together with results from government geological survey geochemical results collected from glacial till, support a highly prospective environment for folded iron formation hosted gold occurrences. The Company's property surrounds three claims totaling 576 hectares that are under a joint venture agreement with Capella Minerals Limited, which holds a 29.6% interest. The joint venture claims cover an area of historic drilling with significant gold intercepts hosted by iron formation that includes intervals reported by Rolling Rock Resources in 2008 and New Dimension Resources in 2017.

The Company recently signed an exploration agreement with the Bunibonibee Cree Nation (“BCN”) that provides a framework for a cooperative, mutually respectful agreement supporting the advancement of exploration within the Traditional Territory of the BCN while providing employment and business opportunities to the BCN. Yamana is in the planning stages of a work program for
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the property, and pending conclusion of community consultation, completion of an archeology study, and permitting, exploration work is now anticipated to be completed in early 2022. Current activities include data compilation and drill target refinement.

Wasamac, Canada

The addition of the Wasamac project to Yamana’s portfolio further solidifies the Company’s long-term growth profile with a top-tier gold project in Quebec’s Abitibi-Témiscamingue region, a prolific mining district where Yamana has deep operational and technical expertise and experience. Please refer to Section 5: Construction, Development and Other Initiatives for details on the Wasamac (Monarch Gold) acquisition, which closed during the first quarter of 2021.

Exploration activities continued to ramp up at Wasamac during the third quarter, including continued exploration and geotechnical drilling, and initiation of infill drilling on the Wasamac resource on September 14 with three drill rigs currently operating and a fourth rig planned to be added later in the year. Results are pending for infill holes completed to date.

Exploration drilling during the third quarter totaled 3,648 metres, including 3,084 metres in 6 holes testing the newly defined West 117 Wasa shear target concept and 564 metres in one drill hole testing a magnetic anomaly (Wildcat South) south of the Wildcat target. Both targets were generated from a recently completed, property wide high-resolution (25 metre) helicopter-borne magnetic survey covering 2,992 line-kilometres. The initial drill hole completed at the South Wildcat target, located approximately 300 metres south of Wildcat, intersected a 30 metre wide chlorite-sericite altered, pyritic shear zone. Drilling completed at West 117 Wasa intersected mostly narrow, rhyolite-hosted shear zones. Assays are pending for these drill holes. In addition to infill and exploration drilling, geotechnical drilling continued in the third quarter, with completion of 1,758 metres in four drill holes. Drilling year to date on the Wasamac property totals 13,087 metres in 32 holes.

Exploration results in the third quarter, included 3,112 metres in 13 drill holes completed at the Wildcat target, with visually positive intervals in most holes and visible gold in two drill holes, have been reported. Highlights from these initial drill holes at Wildcat, as previously reported in the September 13, 2021 press release 'Yamana Gold Reports Positive Initial Exploration Drill Results at Wasamac; Provides an Update on Its Generative Exploration Program', included uncut estimated true width intercepts of: 1.65 g/t of gold over 14.91 metres, including 3.07 g/t of gold over 2.56 metres and 3.68 g/t of gold over 2.57 metres in drill hole WS-21-504; 3.84 g/t of gold over 13.25 metres, including 6.40 g/t of gold over 7.10 metres (WS-21-508); 3.16 g/t of gold over 5.35 metres, including 5.96 g/t of gold over 2.45 metres and 13.03 g/t of gold over 3.16 metres (WS-21-509); and 5.02 g/t of gold over 11.02 metres, including 10.93 g/t of gold over 2.20 metres and 4.47 g/t of gold over 6.57 metres in drill hole WS-21-511. Additional results from exploration drilling are expected in the fourth quarter.

Additional ongoing exploration work completed during the third quarter included integration of the high-resolution magnetic survey data over the Wasamac property with similar survey data covering the recently acquired Francoeur property, west of Wasamac, as part of an ongoing program of integration of exploration data to form a combined Wasamac-Francoeur exploration platform on which to advance drill targeting. Additional ongoing work included sampling of select, previously unassayed, historic drill hole intervals hosting stockwork style mineralization, to assess for their potential to contribute to the mineral resource base.

Francoeur, Canada

The Wasamac property was expanded during the second quarter with the acquisition in June of the adjoining Francoeur, Arntfield and Lac Fortune properties (the “Francoeur” property), located to the west and along strike of the Wasamac property, as well as additional claims in the Beuchastel township to the east of Wasamac, from Globex Mining Enterprises Inc. Project consolidation and integration of exploration data from Wasamac and the acquired properties continued during the third quarter. The acquisition of the Globex claims will significantly add to the exploration upside of the Wasamac project, and it is consistent with Yamana’s strategy to expand its presence in the Abitibi-Témiscamingue Region of Quebec. Historical drilling, previous production from Francoeur and Arntfield, both former operating mines, and recent trenching and exploration work by Globex has defined a six-kilometre western continuation of the Wasa shear - located immediately north of the prolific Cadillac Break - with mineralization similar to that at Wasamac. Exploration drilling is expected to begin during the fourth quarter of 2021, following completion of data compilation and integration and target definition, with objectives of adding mineral resources that could extend mine life or enhance production scenarios at the proposed Wasamac mine.

Lavra Velha, Brazil

Lavra Velha is a near surface advanced Tier 1 exploration project located in the Lavra Velha district in Brazil’s Bahia state. Surface work and drilling has defined significant gold mineralization, building on the 2013 inferred mineral resource of 3.93 million tonnes at 4.29 g/t for 543,000 ounces of gold. The defined Lavra Velha deposit consists of shallowly dipping, stacked near surface mineralization that may be amenable to low capital intensity open pit mining and heap leaching. Metallurgical studies are ongoing. Exploration has defined numerous additional gold-copper anomalies in soil and rock which are being advanced and drill tested as part of the 2021 program. There are significant drill targets on the 55,000-hectare property, and Lavra Velha represents one of the most immediate, shorter-term opportunities to achieve the Company’s stated exploration goals given the mineral resource to date and drilling following the initial mineral resource estimate. Further, Lavra Velha is well-placed to meet the Company’s long-term objectives, as it is a shallow, flat-dipping orebody, making it ideal for open pit mining with a low strip ratio, and oxide mineralization, with potential to be processed as a heap leach operation. Therefore, the project has potential as a low
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capital cost, low operating cost operation. Additionally, the property hosts higher-grade gold and copper potential, as recently demonstrated by positive drilling results at Lavra Velha SW target, and the Company is exploring for Iron Oxide Copper Gold ("IOCG") mineralization.

Exploration activity at Lavra Velha during the third quarter included the completion of 9 exploration drill holes totaling 2,055 metres, including six drill holes completed at Lavra Velha SW and two holes completed at the regional Alvinópolis South target. Drilling in the third quarter at Lavra Velha SW included a series of step-out holes along strike and down-dip of high-grade gold-copper mineralization. Step-out drilling successfully extended areas of potassic feldspar, sericite-chlorite and iron oxide alteration, host structures and gold-copper mineralization, which remain open in all directions. Follow-up drilling is ongoing to further test this emerging high priority target, where structural interpretations and alteration facies mapping are generating additional drill targets which are being tested by further drilling. Negative assay results were returned from the first of two holes at the Alvinopolis South target. Additional exploration work completed at Lavra Velha during the quarter included collection of 1,132 surface soil, rock and stream sediment samples and geological mapping at regional targets Barriguada, Alvinópolis North and South, Pinha Preta, Manga Grande and Entre Serras, advancing several to the drill ready stage, expected to be tested in the fourth quarter.

Jacobina Norte, Brazil

The Jacobina Norte project, located in Brazil’s Bahia state just nine kilometres north of the Jacobina mine, is one of Yamana’s most promising, wholly owned advanced exploration projects. The Company controls 78,000 hectares that cover over 150 kilometres of strike extent of the Serra do Corrego Formation, which hosts paleoplacer gold mineralization at the Jacobina mine. Surface exploration along strike has defined mineralization at Jacobina Norte where surface sampling and historic shallow drilling of mineralized reefs along a 15-kilometre trend have defined significant gold grades.

Historic drill results in a restricted part of the Jacobina Norte area reported four intercepts with grades and widths that indicate a strong exploration target. Once a mineral resource is identified for Jacobina Norte, the Company will evaluate if the area is best developed as a standalone mine or as a source of additional mine feed to the existing Jacobina plant. The southernmost section of Jacobina Norte (the Serra Branca target) is located just nine kilometres north of Canavieiras Norte within the existing Jacobina mine infrastructure.

The experience at the Jacobina mine leads the Company to conclude that there is a strong possibility of developing a second Jacobina-type mine along the concession owned by Yamana near the current Jacobina mine over the next decade. Further, the concessions extend well beyond the Jacobina mine and Jacobina Norte, which creates excellent opportunities for further discoveries.

Exploratory drilling completed during the third quarter at Jacobina Norte totaled 707 metres, including three holes completed at the Barrocão Velho target and an initial hole completed at the Angicos target. Drilling completed during the third quarter at Barrocão Velho encountered areas of strong hydrothermal alteration hosting detrital pyrite within the Rúbio Reef (MSPC conglomerate), approximately 500 metres south of previously reported intercept (reported in the first quarter) of 0.32 metres estimated true width grading 6.9 g/t of gold. These encouraging results highlight the potential of this highly prospective trend. Results are mostly pending for drilling completed at Angicos, where drill testing multiple prospective areas with positive surface results will continue in the fourth quarter. Drilling is also ongoing at the Santa Cruz target, located approximately one kilometre north of the Barrocão Velho area, testing highly anomalous gold in soil results overlying favourable Serra do Corrego Formation stratigraphy. Additional exploration work in the third quarter focused on development of the Arapongas target, where surface rock samples returned values ranging up to 11.15g/t of gold, and development of the Curralinho target, a largely covered target located between Serra Branca and Arapongas areas, where work will continue in the fourth quarter. Surface work completed during the third quarter included collection of 1,171 soil and rock samples and ongoing geological mapping.

Borborema, Brazil

The Borborema project is a 25,000-hectare land package in the Borborema district in Brazil’s Pernambuco state. The project is located in a Proterozoic magmatic arc environment that is similar to the belt hosting the Chapada mine, a large copper-gold mine developed by Yamana, put into production in 2007 and disposed of in 2019.

Originally explored for narrow high-grade gold veins, exploration at Borborema also identified strong copper–gold anomalies in both rocks and soils. Initial drill testing of the São Francisco anomaly in 2019 led to the discovery of very high grade near surface copper (gold) intercepts from massive sulphide mineralization. Notable drill intercepts, previously reported in the February 20, 2020 press release 'Yamana Gold Provides Update on Its Generative Exploration Program', with greater than 5% copper include: 3.66 metres at 0.58 g/t of gold and 7.14% copper (12.33 g/t gold equivalent) (starting at 90 metres down hole, SF-08); 2.97 metres at 0.40 g/t of gold and 7.20% copper (12.25 g/t gold equivalent) (starting at 44.18 metres down hole, SF-05); and 7.50 metres at 0.35 g/t of gold and 6.41% copper (10.90 g/t gold equivalent) (starting at 70.37 metres down hole, SF-06).

Subsequent drilling results were reported in the December 03, 2020 press release ‘Yamana Gold Advances Projects in Its Generative Exploration Program’, including several intercepts demonstrating grades greater than 5% copper, include the following core length intercepts (estimated to approximately equal true widths): 7.53 metres at 3.80% of copper, 0.36 g/t of gold,
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and 0.26% of zinc, including 3.42 metres at 7.40% of copper, 0.75 g/t of gold, and 0.50% of zinc (starting at 76.80 metres downhole, SF-12); 4.37 metres at 2.15% of copper, 0.13 g/t of gold, and 0.34% of zinc, including 1.30 metres at 5.54% of copper, 0.29 g/t of gold, and 0.70% of zinc (starting at 45.26 metres downhole, SF-09); and 5.65 metres at 1.83% of copper, 0.18 g/t of gold, and 0.17% of zinc, including 1.65 metres at 5.50% of copper, 0.50 g/t of gold, and 0.53% of zinc (starting at 116.35 metres downhole, SF-16). The latest round of drilling results, reported in the September 13, 2021 press release 'Yamana Gold Reports Positive Initial Exploration Drill Results at Wasamac; Provides an Update on Its Generative Exploration Program’, included the following core length intercepts: 0.26% of copper over 40.15 metres, including 1.02% of copper over 5.16 metres (SF-026); and 0.20 g/t of gold, 1.81% of copper and 0.19% of zinc over 5.00 metres (SF-020). Disseminated and massive sulfide mineralization at the São Francisco target is now defined semi-continuously along a 2.3-kilometre east-west corridor, which remains open for expansion along strike and down dip.

Exploration activities completed at Borborema during the third quarter included development of regional targets with collection of 1,001 soil and rock samples and geological mapping, targeting extensions to the São Francisco target and nearby geochemical and geological targets. Targets being evaluated include the Atoleiro target, located 20 kilometres northeast of São Francisco, where historic surface rock samples range up to greater than 30 g/t Au, 1,000 ppm Zn and 250 ppm Cu. An airborne magnetics and radiometric geophysical surveys planned to cover a 200-square kilometre area at Borborema is expected to be completed by year end, which is anticipated to provide significantly to targeting of gold-bearing massive and disseminated copper (zinc) and iron sulphide targets at São Francisco and on the wider Borborema property.

While the Company will continue to advance Borborema, the project is primarily a high-grade copper deposit with some gold and zinc. As such, Borborema represents an excellent opportunity for a joint venture pursuant to which Yamana would continue to benefit and create value while it maintains its focus on its precious metals opportunities. Several other well-defined copper gold soil and rock anomalies and significant areas of alteration associated with anomalous gold and copper values occur on the property.

Colíder, Brazil

Colíder is an early stage project located in Mato Grosso state in the newly developing Alta Floresta district, which is being explored for porphyry copper and porphyry gold deposits by Anglo American and Aura Minerals. Yamana has completed soil and rock geochemistry surveys on parts of its 19,700-hectare property, with several drill-ready gold and polymetallic targets defined. Initial drill testing of targets began late in the second quarter, and was completed in the third quarter. Drilling completed totaled 1,460 metres distributed amongst eight drill holes, which tested two target areas. Three drill holes were completed at the Aruanã target, where extensive gold in soil and rock anomalies are hosted by volcanic rocks and volcaniclastic sandstone, and four holes tested large gold and base-metal soil anomalies at Cambará target, centred approximately three kilometres northeast of Aruanã. Most results are pending. Additional exploration work completed at Colíder in the third quarter included development of regional targets with collection of 1,001 soil and rock samples and geological mapping, including at the high priority Bororo target, where rock samples contain up to 7.0 g/t of gold.

7.    FINANCIAL CONDITION AND LIQUIDITY

BALANCE SHEET REVIEW

As at, (In millions of US Dollars)	September 30, 2021	December 31, 2020
Cash and cash equivalents	$460.2	$651.2
Current assets (including cash and cash equivalents)	752.7	917.9
Non-current assets	7,552.2	7,504.9
Total assets	$8,304.9	$8,422.8
Current liabilities (excluding current portion of debt)	410.6	441.8
Non-current liabilities (excluding long-term debt)	1,994.3	1,814.9
Debt (current and long-term)	772.8	993.8
Total liabilities	$3,177.7	$3,250.5
Equity attributable to Yamana Gold Inc. equity holders	4,341.2	4,346.3
Non-controlling interests	786.0	826.0
Total equity	$5,127.2	$5,172.3
Working capital(6)	$342.1	$476.2

Total assets were $8.3 billion as at September 30, 2021, compared to total assets of $8.4 billion as at December 31, 2020. The Company’s asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and previous growth through acquisitions. Other significant assets include: inventories, indirect taxes recoverable (consisting of value added taxes in the jurisdictions in which the Company operates), advances and deposits, and cash and cash equivalents.
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Total liabilities as at September 30, 2021, were $3.2 billion compared to $3.3 billion as at December 31, 2020. The Company's liability base is primarily comprised of non-current liabilities such as long-term debt, deferred tax liabilities, and decommissioning and reclamation liabilities. Other significant liabilities include: trade payables, current income taxes payable, current component of debt, and provisions.

Cash and Working Capital

Cash and cash equivalents were $460.2 million as at September 30, 2021, compared to $651.2 million as at December 31, 2020. The Company has sufficient cash on hand, available credit and liquidity to fully manage its business. Cash balances include cash acquired as part of MARA transaction, with a September 30, 2021 balance of $220.2 million, and a December 31, 2020 balance of $223.1 million. The Company had working capital of $342.1 million as at September 30, 2021, compared to a working capital of $476.2 million at December 31, 2020.

Net change in working capital movement was a cash outflow of $12.3 million for the three months ended September 30, 2021. Working capital for the quarter was impacted by several items including:
•Net increases in finished goods, stockpile and material and supplies inventories at certain mines, and
•Partial repayments of previous draw downs of working capital facilities, partially offset by,
•An increase related to higher trade and other payables and employee related accruals.

Net change in working capital movement was a cash outflow of $49.8 million for the nine months ended September 30, 2021. Working capital for the nine months was impacted by several items including:
•A decrease related to settlement of year-end trade and other payables during the first quarter, including annual audit fees and annual compensation-related payments;
•Net repayments of previous draw downs of working capital facilities;
•Net increases in stockpiles and materials and supplies inventories at certain mines;
•Partially offset by a decrease in trade and other receivables, and prepaids and advances.

Total Debt

Total debt was $772.8 million as at September 30, 2021, a decrease of $221.0 million when compared to $993.8 million at December 31, 2020. Yamana believes that a strong financial position and financial resilience also requires a manageable debt maturity profile, and the Company has taken advantage of current market conditions to improve terms of its outstanding notes by increasing tenor and reducing carrying costs. As such, during the quarter, Yamana completed its offering of $500 million aggregate principal amount of its 2.630% Senior Notes due August 15, 2031. The Senior 2031 Notes are unsecured, senior obligations of Yamana and are unconditionally guaranteed by certain of Yamana’s subsidiaries that are also guarantors under Yamana’s credit facility. Yamana used the net proceeds from the offering, together with cash on hand, to fund the redemptions of its 4.76% Series C Senior Notes due 2022, its 4.91% Series D Senior Notes due 2024, its 4.78% Series B Senior Notes due 2023 and its 4.950% Senior Notes due 2024. The completion of the offering of the Senior 2031 Notes and the subsequent redemption of the existing notes represents the culmination of significant debt reduction efforts initiated in 2019.

LIQUIDITY

Planned growth, development activities, expenditures and commitments are expected to be sufficiently funded by recent and potential monetization and financing transactions, future operating cash flows and available credit facilities. As at September 30, 2021, the financial resources available to the Company for meeting its financial obligations include $750.0 million from its revolving credit facility.

The Company’s near-term financial obligations include financial commitments of $112.7 million. The Company remains committed to maintaining amongst the strongest financial position in the industry and continues with its objective of achieving a positive net cash(1) position.
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SOURCES AND USES OF CASH

The following table summarizes cash inflows and outflows for the following periods:

	For the three months ended September 30,		For the nine months ended September 30,
(In millions of US Dollars)	2021	2020	2021	2020
Cash flows from operating activities	$190.6	$215.0	$504.1	$436.5
Cash flows from operating activities before net change in working capital(1)	$202.9	$199.0	$553.9	$481.5
Cash flows used in investing activities	$(97.1)	$(47.7)	$(282.3)	$(84.9)
Cash flows used in financing activities	$(334.4)	$(17.8)	$(411.9)	$(35.0)
Net free cash flow(1)	$139.2	$185.5	$358.9	$336.8

Operating Activities

Net cash flows from operating activities and cash flows from operating activities were $190.6 million for the three months ended September 30, 2021,compared to $215.0 million in the comparative quarter. The change was primarily attributable to working capital timing, as cash flows from operating activities before net change in working capital increased by 2% over the same period.

The increase in net cash flows from operating activities for the nine months ended September 30, 2021 compared to 2020 is largely attributable to higher gross margins recognized on sales as a result of increased metal prices and higher production.

Investing Activities

For the three months ended September 30, 2021, net cash outflows used in investing activities were $97.1 million compared to net cash outflows of $47.7 million in the comparative quarter. Net cash outflows in the current quarter were comprised largely of capital expenditures of $93.2 million (2020: $61.9 million). The increase in capital expenditures from the comparative quarter was most significant at Canadian Malartic, where the Company has begun development work on the Odyssey project, and normalized levels of capital expenditures across all of the Company's other mines, which were lower than plan in the comparative quarter due to COVID-19 related restrictions.

For the nine months ended September 30, 2021, net cash outflows used in investing activities were $282.3 million compared to net cash outflows of $84.9 million in the comparative period. Net cash outflows in the current period were comprised largely of capital expenditures of $266.8 million (2020: $178.6 million), and $44.8 million being the net cash consideration in the acquisition of Monarch Gold in the first quarter of 2021, partially offset by the proceeds received on the sale of investments of $59.9 million (2020: $118.2 million received on the sale of certain assets, including $83.5 million received on the sale of FVOCI shares held by the Company and $10.0 million, being the cash component of the consideration receivable on the sale of the royalty portfolio assets). As for the three month period above, the increase in capital expenditures from the comparative period was attributable to Canadian Malartic and normalized levels of capital expenditures across the Company's mines.

Details on capital expenditures by mine can be found in Section 1: Highlights and Relevant Updates.

Financing Activities

In the three months ended September 30, 2021, net cash flows used in financing activities of $334.4 million were primarily driven by the net repayments of $223.7 million on the Company's senior notes (as discussed above), along with the associated $53.3 million in early redemption fees. Other financing cash flows in the quarter included payments for the repurchase of certain of the Company's shares of $14.3 million (2020: nil), interest payments on long-term debt of $12.0 million (2020: $5.6 million) and dividend payments of $25.2 million (2020: $14.9 million), partially offset by cash contributions received from MARA non-controlling interests of $2.8 million (2020: nil).

In the nine months ended September 30, 2021, net cash flows used in financing activities of $411.9 million were largely driven by the net repayments of $223.7 million on the Company's senior notes in the third quarter of 2021, along with the associated $53.3 million in early redemption fees. Other financing cash flows in the nine-month period included interest payments of $38.9 million (2020: 33.6 million), dividend payments of $75.2 million (2020: $36.3 million) and lease payments of $13.4 million (2020: $12.9 million), partially offset by cash contributions received from MARA non-controlling interests of $13.7 million (2020: nil). The comparative period also included a net drawdown of $100.0 million on the revolving credit facility and the repayment of $56.2 million of senior notes that became due in March 2020.

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Net Free Cash Flow

The Company generated net free cash flow of $139.2 million in the third quarter of 2021, compared to net free cash flow of $185.5 million in the third quarter of 2020. The Company generated net free cash flow of $358.9 million in the nine months ended September 30, 2021, compared to net free cash flow of $336.8 million in the same period of 2020. The positive change is driven largely by strong gross margins due to the favorable metal price environment with stable costs across the operations.

For a cautionary note on non-GAAP financial performance measures and a reconciliation from cash flows from operating activities to net free cash flow, refer to Section 11: Non-GAAP Financial Performance Measures & Additional Subtotals in Financial Statements.

CAPITAL RESOURCES

The capital of the Company consists of items included in shareholders’ equity and debt obligations, net of cash and cash equivalents, as follows:

As at, (In millions of US Dollars)	September 30, 2021	December 31, 2020
Shareholders’ equity	$5,127.2	$5,172.3
Debt	772.8	993.8
	5,900.0	6,166.1
Less: Cash and cash equivalents	(460.2)	(651.2)
	$5,439.8	$5,514.9

To maintain or adjust its capital structure, the Company may, upon approval from its Board of Directors, issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at September 30, 2021, shown on an undiscounted basis:

(In millions of US Dollars)	Within 1 year	Years 2 and 3	Years 4 and 5	After 5 years	Total*
Debt
Repayment of principal	$—	$—	$—	$782.9	$782.9
Interest	28.7	57.0	52.5	79.9	218.1
Capital and other financial commitments	52.9	58.4	13.0	—	124.3
Environmental rehabilitation provisions	31.1	53.5	27.8	414.7	527.1
Total contractual obligations and commitments	$112.7	$168.9	$93.3	$1,277.5	$1,652.4
*    Additionally, as at September 30, 2021, the Company had outstanding letters of credit totalling $68.7 million (C$87.5 million) representing guarantees for reclamation obligations and road construction relating to the Company’s share of mining interest in Canadian Malartic, $24.7 million and $13.6 million representing reclamation guarantees related to the Company's Chilean mines and US properties respectively, $21.9 million representing security guarantees in Brazil, $2.0 million representing guarantees for fuel supply at Cerro Moro, and $0.6 million (C$0.8 million) representing surety bonds for reclamation obligations acquired as part of the Company's acquisition of Monarch Gold Corporation.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding. The table below summarizes the Company's common shares and securities convertible into common shares as at the following dates:

As at, (thousands of units)	October 28, 2021	September 30, 2021
Common shares issued and outstanding	963,157	963,113
Share options outstanding	256	256
Restricted share units	2,210	2,195

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8.    ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business, global economic trends, and the influences of local social, political, environmental and economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial and operational risks that could have a significant impact on its profitability and levels of operating cash flows.

Below is a summary of the principal financial risks and related uncertainties facing the Company. Readers are also encouraged to read and consider the risk factors and related uncertainties as described in the Company’s latest available Annual Information Form. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements. There were no significant changes to those risks or to the Company's management of exposure during the three months ended September 30, 2021, except as noted below:

METAL PRICE RISK

The Company's profitability and long-term viability depend, in large part, upon the market price of metals that may be produced from the Company's properties, primarily gold and silver. Market price fluctuations of these precious metals could adversely affect profitability of operations and lead to impairments of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond the Company's control including but not limited to supply and demand, consumption patterns, macroeconomic factors (interest, exchange, inflation), banking and political conditions, nature and climate condition risks, and mining specific factors.

The following chart summarizes one-year movements in the US Dollar price of gold (source: LBMA PM gold price):

Gold Price - Market Update

For the quarter ended September 30, 2021, spot gold prices averaged $1,790 per ounce, representing a decrease of 6% compared to $1,909 per ounce in the third quarter of 2020. Prices ranged between $1,723 and $1,829 per ounce during the third quarter of 2021. As at September 30, 2021, the closing price was $1,743 per ounce.

Gold prices were challenged in the third quarter, driven by rising real interest rates and a stronger US dollar. Declining investor interest was also evident as global ETF holdings saw a reduction in the third quarter. In the short-term, gold prices are likely to continue to be driven by the US dollar and real yields, global monetary policy and fiscal stimulus, and financial market volatility. Going forward, accommodative global monetary policies, combined with rising money supply and further inflationary pressures, should continue to be supportive of gold over the longer term.

Central banks have been net buyers of gold in 2021, however purchases eased over the third quarter, following a heavy purchasing period earlier in the year. Thailand, Japan and Hungary have been notable buyers in 2021. Higher oil prices and geopolitical trends should continue to support central bank purchases.

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CURRENCY RISK

Currency fluctuations may affect the Company’s capital costs and the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a US Dollar price, but a portion of the Company’s operating and capital expenses are incurred in Brazilian Reais, Argentine Pesos, Chilean Pesos and Canadian Dollars. The appreciation of these foreign currencies against the US Dollar would increase the costs of production at such mining operations, which could materially and adversely affect the Company’s earnings and financial condition. The Company may enter into forward contracts or other risk management strategies, from time to time, to hedge against the risk of an increase in the value of foreign currencies in the jurisdictions in which the Company operates.

US Dollar - Market Update

The following chart summarizes one-year movements in key currencies vis-à-vis the US Dollar (source: Bloomberg):

The Brazilian Real, Canadian Dollar and Chilean Peso strengthened against the US Dollar, while the Argentine Peso weakened, during the three months ended September 30, 2021, compared to the same quarter of 2020. In the short term, these currencies will continue to be impacted by specific regional events and central bank monetary policies. As a flight to safety, the performance of the US Dollar will be driven by economic and financial market shocks.

	Average Exchange Rate						Period-end Exchange Rate
	For the three months ended September 30,			For the nine months ended September 30,			As at September 30,	As at December 31,
	2021	2020	% *	2021	2020	% *	2021	2020	% *
USD-CAD	1.2602	1.3316	-5.4%	1.2516	1.3539	-7.6%	1.2741	1.2732	0.1%
USD-BRL	5.2294	5.3803	-2.8%	5.3325	5.0757	5.1%	5.4394	5.1967	4.7%
USD-ARG	97.242	73.327	32.6%	93.296	67.5082	38.2%	98.740	84.150	17.3%
USD-CLP	771.30	780.93	-1.2%	737.01	802.23	-8.1%	811.90	710.95	14.2%
*    Positive variance represents the US Dollar Increase in value to the foreign currency.

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As at September 30, 2021, the Company had zero-cost collar contracts, which allow the Company to participate in exchange rate movements between two strikes, as follows:

	Average call price*	Average put strike price*	Total (millions)**
Brazilian Real to USD
October 2021 - December 2022	R$5.25	R$5.71	R$240.0
Chilean Peso to USD
January - December 2022	CLP$750.00	CLP$850.75	CLP$62,400.0
*    R$ = Brazilian Reais, CLP$ = Chilean Pesos.
**    Evenly split by month.

In addition, as at September 30, 2021, the Company had forward contracts as follows:

	Average forward price*	Total (millions)**
Brazilian Real to USD
October 2021 to December 2022	R$5.4925	R$240.0
Chilean Peso to USD
October 2021 to December 2021	CLP$736.80	CLP$27,900.0
January - December 2022	CLP$798.69	CLP$62,400.0
Canadian Dollar to USD
October 2021 to December 2021	C$1.2703	C$60.0
*    R$ = Brazilian Reais, CLP = Chilean Pesos, C$ = Canadian Dollars
**    Evenly split by month.

INFECTIOUS DISEASE RISK

Emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases, including the COVID-19 outbreak, could have a material adverse effect on the Company by causing operational and supply chain delays and disruptions (including as a result of government regulation and prevention measures), labour shortages and shutdowns, social unrest, breach of material contracts and customer agreements, government or regulatory actions or inactions, increased insurance premiums, decreased demand or the inability to sell and deliver precious metals, declines in the price of precious metals, delays in permitting or approvals, governmental disruptions, capital markets volatility, or other unknown but potentially significant impacts. In addition, governments may impose strict emergency measures in response to the threat or existence of an infectious disease. The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including precious metals) and has raised the prospect of a global recession. The international response to COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in global consumer activity. The estimates of management are considered reasonable at this time, however, the full impact of the effects these conditions on mining operations or financial results may vary significantly due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of the travel restrictions and business closures that have been or may be imposed by the governments of impacted countries. In addition, a significant outbreak of contagious diseases in the human population, such as COVID-19, could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could result in a material adverse effect on commodity prices, demand for metals, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s common shares. Accordingly, any outbreak or threat of an outbreak of an epidemic disease or similar public health emergency, including COVID-19, could have a material adverse effect on the Company’s business, financial condition and results of operations.

9.    CONTINGENCIES

The Company may be involved in disputes with other parties in the future that may result in litigation. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company's financial condition, cash flow and results of operations.

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10.    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

BASIS OF PREPARATION

The Company's Condensed Consolidated Interim Financial Statements are prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34"). The accounting policies applied in the preparation of the Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2021 are consistent with those applied in the Company’s consolidated financial statements for the year ended December 31, 2020.

CRITICAL JUDGEMENTS AND ESTIMATES

In preparing the Condensed Consolidated Interim Financial Statements in accordance with IAS 34, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

The critical judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were consistent with those disclosed in Note 4: Critical Judgements and Estimation Uncertainties to the Company's Consolidated Financial Statements for the year ended December 31, 2020.

11.    NON-GAAP FINANCIAL PERFORMANCE MEASURES & ADDITIONAL SUBTOTALS IN FINANCIAL STATEMENTS

The Company has included certain non-GAAP financial performance measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

•Cash costs per gold equivalent ounce ("GEO") sold;
•All-in sustaining costs ("AISC") per GEO sold;
•Net free cash flow; and
•Average realized price per ounce of gold/silver sold

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP financial performance measures and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

GEO PRODUCTION AND SALES

Production and sales of silver are treated as a gold equivalent in determining a combined precious metal production or sales unit, commonly referred to as gold equivalent ounces ("GEO"). Specifically, guidance GEO produced are calculated by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production. Actual GEO production and sales calculations are based on an average realized gold to silver price ratio for the relevant period.

CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.

The measure of cash costs and all-in sustaining costs ("AISC"), along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial performance measure. The terms "cash costs per GEO sold" and "AISC per GEO sold" do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAAP financial performance measures employed by other companies. Non-GAAP financial performance measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

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Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The Company believes that such measure provides useful information about its underlying Cash costs of operations. Cash costs are computed on a weighted average basis as follows:

•Cash costs per GEO sold - The total costs used as the numerator of the unitary calculation represent cost of sales excluding DDA, net of treatment and refining charges. The attributable cost is calculated net of by-products by applying zinc net revenues, which are incidental to the production of precious metals, as a credit to GEO sold, thereby allowing the Company’s management and stakeholders to assess net costs of precious metal sales. These costs are then divided by GEO sold.

AISC figures are calculated in accordance with a standard developed by the World Gold Council (“WGC”, a non-regulatory, market development organization for the gold industry). Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

AISC seeks to represent total sustaining expenditures of producing and selling GEO from current operations. The total costs used as the numerator of the unitary calculation represent cash costs (as defined above), and includes cost components of mine sustaining capital expenditures including stripping and underground mine development, corporate and mine-site general and administrative expense, sustaining mine-site exploration and evaluation expensed and capitalized and accretion and amortization of reclamation and remediation. AISC do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, borrowing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of AISC does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. AISC are computed on a weighted average basis as follows:

•AISC per GEO sold - reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the GEO production and sales activities but net of by-product revenue credits from sales of zinc.

The following tables provide detailed reconciliations from costs of sales to cash costs and AISC, for the three and nine months ended September 30, 2021, and September 30, 2020. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

Reconciliation of Cost of Sales to Cash Costs and AISC

Cash Cost & AISC Reconciliation - Total	For the three months ended September 30, 2021			For the three months ended September 30, 2020
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total	Total GEO	Non-Sustaining	Total	Total GEO	Non-Sustaining
Cost of sales excluding DDA	$177.2	$177.2	$—	$166.6	$166.6	$—
DDA	113.1	113.1	—	106.9	106.9	—
Total cost of sales	$290.3	$290.3	$—	$273.5	$273.5	$—
DDA	(113.1)	(113.1)	—	(106.9)	(106.9)	—
Total cash costs	$177.2	$177.2	$—	$166.6	$166.6	$—
AISC adjustments:
General and administrative expenses	19.5	19.5	—	21.4	21.4	—
Community costs in other operating expenses	1.5	1.5	—	2.0	2.0	—
Reclamation & remediation - accretion & amortization	8.8	6.9	1.8	4.9	4.9	—
Exploration capital expenditures	15.5	8.8	6.7	13.8	12.2	1.6
Exploration and evaluation expenses	10.9	0.7	10.2	3.6	2.2	1.4
Sustaining capital expenditures	41.1	41.1	—	38.1	38.1	—
Leases (IFRS 16 Adjustment)	7.3	7.3	—	5.3	5.3	—
Total AISC		$263.0			$252.7
GEO sold(2)		252,637			230,452
Cost of sales excluding DDA per GEO sold		$702			$723
DDA per GEO sold		$448			$464
Total cost of sales per GEO sold		$1,149			$1,186
Cash costs per GEO sold		$702			$723
AISC per GEO sold		$1,041			$1,096

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Cash Cost & AISC Reconciliation - Total	For the nine months ended September 30, 2021			For the nine months ended September 30, 2020
(In millions of US Dollars except GEO and per GEO amounts)	Total	Total GEO	Non-sustaining	Total	Total GEO	Non-Sustaining
Cost of sales excluding DDA	$515.0	$515.0	$—	$447.3	$447.3	$—
DDA	322.2	322.2	—	282.6	282.6	—
Total cost of sales	$837.2	$837.2	$—	$729.9	$729.9	$—
DDA	(322.2)	(322.2)	—	(282.6)	(282.6)	—
Total cash costs	$515.0	$515.0	$—	$447.3	$447.3	$—
AISC adjustments:
General and administrative expenses	54.9	54.9	—	62.5	62.5	—
Community costs in other operating expenses	3.8	3.8	—	4.4	4.4	—
Reclamation & remediation - accretion & amortization	25.9	20.4	5.5	14.3	14.3	—
Exploration capital expenditures	48.6	26.5	22.1	36.8	29.4	7.4
Exploration and evaluation expenses	24.8	1.9	22.9	9.1	6.1	3.0
Sustaining capital expenditures	129.5	129.5	—	101.4	101.4	—
Leases (IFRS 16 Adjustment)	17.6	17.6	—	15.5	15.4	0.1
Total AISC		$769.6			$680.8
GEO sold(2)		728,853			629,565
Cost of sales excluding DDA per GEO sold		$707			$710
DDA per GEO sold		$442			$449
Total cost of sales per GEO sold		$1,149			$1,159
Cash costs per GEO sold		$707			$710
AISC per GEO sold		$1,056			$1,082

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Cash Cost & AISC Reconciliation - Operating Segments	For the three months ended September 30, 2021
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Non-Sustaining
Cost of sales excluding DDA	$177.2	$57.4	$24.4	$34.3	$39.9	$21.2	$—
DDA	113.1	39.7	15.7	20.5	21.9	12.8	2.5
Total cost of sales	$290.3	$97.1	$40.1	$54.8	$61.8	$34.0	$2.5
DDA	(113.1)	(39.7)	(15.7)	(20.5)	(21.9)	(12.8)	(2.5)
Total cash costs	$177.2	$57.4	$24.4	$34.3	$39.9	$21.2	$—
AISC adjustments:
General and administrative expenses	19.5	0.9	0.2	—	—	—	18.4
Community costs in other operating expenses	1.5	0.1	0.4	0.9	—	—	0.1
Reclamation & remediation - accretion & amortization	8.8	3.9	0.4	0.9	0.5	1.1	2.0
Exploration capital expenditures	15.5	—	2.1	0.7	4.7	1.4	6.6
Exploration and evaluation expenses	10.9	—	0.1	—	—	—	10.9
Sustaining capital expenditures	41.1	11.6	3.9	12.2	9.3	4.1	—
Leases (IFRS 16 Adjustment)	7.3	0.2	2.6	1.4	1.7	0.8	0.6
Total AISC		$74.1	$34.1	$50.4	$56.1	$28.6
GEO sold(2)		83,550	47,147	35,475	63,288	23,177
Cost of sales excluding DDA per GEO sold		$687	$518	$966	$631	$917
DDA per GEO sold		$475	$334	$578	$346	$554
Total cost of sales per GEO sold		$1,161	$852	$1,544	$977	$1,470
Cash costs per GEO sold		$687	$518	$966	$631	$917
AISC per GEO sold		$887	$722	$1,422	$885	$1,239

Cash Cost & AISC Reconciliation - Operating Segments	For the three months ended September 30, 2020
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Non-Sustaining
Cost of sales excluding DDA	$166.6	$49.1	$24.7	$30.8	$40.3	$21.7	$—
DDA	106.9	32.1	15.5	27.7	18.1	10.8	2.7
Total cost of sales	$273.5	$81.2	$40.2	$58.5	$58.4	$32.5	$2.7
DDA	(106.9)	(32.1)	(15.5)	(27.7)	(18.1)	(10.8)	(2.7)
Total cash costs	$166.6	$49.1	$24.7	$30.8	$40.3	$21.7	$—
AISC adjustments:
General and administrative expenses	21.4	0.1	0.1	—	—	—	21.2
Community costs in other operating expenses	2.0	0.1	0.5	1.3	—	—	0.1
Reclamation & remediation - accretion & amortization	4.9	2.0	0.5	0.8	0.5	0.9	0.2
Exploration capital expenditures	13.8	—	1.3	4.0	4.8	2.1	1.6
Exploration and evaluation expenses	3.6	—	—	—	—	—	3.6
Sustaining capital expenditures	38.1	13.5	4.8	9.2	7.3	2.9	0.4
Leases (IFRS 16 Adjustment)	5.3	0.2	0.9	1.3	2.0	0.4	0.5
Total AISC		$65.0	$32.8	$47.4	$54.9	$28.0
GEO sold(2)		66,796	43,751	36,236	60,522	23,148
Cost of sales excluding DDA per GEO sold		$736	$565	$849	$665	$936
DDA per GEO sold		$480	$354	$764	$298	$468
Total cost of sales per GEO sold		$1,216	$920	$1,613	$963	$1,404
Cash costs per GEO sold		$736	$565	$849	$665	$936
AISC per GEO sold		$973	$754	$1,307	$906	$1,210
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Cash Cost & AISC Reconciliation - Operating Segments	For the nine months ended September 30, 2021
(In millions of US Dollars except GEO and per GEO amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Non-Sustaining
Cost of sales excluding DDA	$515.0	$169.5	$83.5	$89.8	$113.1	$59.1	$—
DDA	322.2	129.3	40.2	46.6	62.9	36.0	7.2
Total cost of sales	$837.2	$298.8	$123.7	$136.4	$176.0	$95.1	$7.2
DDA	(322.2)	(129.3)	(40.2)	(46.6)	(62.9)	(36.0)	(7.2)
Total cash costs	$515.0	$169.5	$83.5	$89.8	$113.1	$59.1	$—
AISC adjustments:
General and administrative expenses	54.9	2.6	0.5	0.2	0.2	0.3	51.1
Community costs in other operating expenses	3.8	0.3	0.5	2.7	—	—	0.3
Reclamation & remediation - accretion & amortization	25.9	11.8	1.2	2.0	1.6	3.6	5.7
Exploration capital expenditures	48.6	—	5.5	4.3	13.3	3.4	22.1
Exploration and evaluation expenses	24.8	0.1	0.1	—	—	—	24.6
Sustaining capital expenditures	129.5	52.0	9.9	27.4	27.5	12.3	0.4
Leases (IFRS 16 Adjustment)	17.6	0.5	5.2	4.1	3.8	2.5	1.5
Total AISC		$236.8	$106.4	$130.5	$159.5	$81.2
GEO sold(2)		266,077	137,802	97,795	159,432	67,746
Cost of sales excluding DDA per GEO sold		$637	$606	$918	$710	$872
DDA per GEO sold		$486	$292	$477	$394	$531
Total cost of sales per GEO sold		$1,123	$898	$1,395	$1,104	$1,404
Cash costs per GEO sold		$637	$606	$918	$710	$872
AISC per GEO sold		$890	$772	$1,334	$1,001	$1,197

Cash Cost & AISC Reconciliation - Operating Segments	For the nine months ended September 30, 2020
(In millions of US Dollars except GEO and per GEO amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Non-Sustaining
Cost of sales excluding DDA	$447.3	$131.9	$70.3	$81.9	$105.8	$57.4	$—
DDA	282.6	91.9	39.0	60.7	52.7	31.7	6.6
Total cost of sales	$729.9	$223.8	$109.3	$142.6	$158.5	$89.1	$6.6
DDA	(282.6)	(91.9)	(39.0)	(60.7)	(52.7)	(31.7)	(6.6)
Total cash costs	$447.3	$131.9	$70.3	$81.9	$105.8	$57.4	$—
AISC adjustments:
General and administrative expenses	62.5	1.5	0.5	0.2	0.2	0.2	59.9
Community costs in other operating expenses	4.4	0.3	0.6	3.0	—	—	0.5
Reclamation & remediation - accretion & amortization	14.3	5.8	1.7	2.1	1.6	2.6	0.5
Exploration capital expenditures	36.8	—	4.0	9.1	11.2	5.2	7.3
Exploration and evaluation expenses	9.1	0.1	0.1	—	—	—	8.9
Sustaining capital expenditures	101.4	33.9	16.2	20.5	21.5	8.2	1.1
Leases (IFRS 16 Adjustment)	15.5	0.5	3.0	3.7	5.5	1.4	1.4
Total AISC		$174.0	$96.4	$120.5	$145.8	$75.0
GEO sold(2)		179,851	132,772	89,257	163,929	63,756
Cost of sales excluding DDA per GEO sold		$733	$529	$918	$645	$901
DDA per GEO sold		$511	$294	$680	$321	$497
Total cost of sales per GEO sold		$1,244	$823	$1,597	$967	$1,398
Cash costs per GEO sold		$733	$529	$918	$645	$901
AISC per GEO sold		$967	$726	$1,350	$889	$1,177

NET FREE CASH FLOW

The Company uses the financial measure "net free cash flow", which is a non-GAAP financial performance measure, to supplement information in its consolidated financial statements. Net free cash flow does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain
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investors and analysts use this information to evaluate the Company’s performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of net free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Net free cash flow is calculated as cash flows from operating activities adjusted for advance payments received pursuant to metal purchase agreements and other cash flows not related to current period production, less non-discretionary items such as sustaining capital expenditures, interest paid, payment of lease liabilities, and cash used in other financing activities.

	For the three months ended September 30,		For the nine months ended September 30,
(In millions of US Dollars)	2021	2020	2021	2020
Cash flows from operating activities	$190.6	$215.0	$504.1	$436.5
Adjustments to operating cash flows:
Amortization of deferred revenue	2.4	2.3	14.5	12.3
Temporary suspension, standby and other incremental COVID-19 costs	7.9	8.6	28.8	31.3
Legal contingencies included in other cash payments	—	8.0	—	8.0
Non-discretionary items related to the current period
Sustaining capital expenditures	(41.1)	(38.1)	(129.5)	(101.4)
Interest paid	(12.0)	(5.6)	(38.9)	(33.6)
Payment of lease liabilities	(5.7)	(4.4)	(13.4)	(12.9)
Cash used in other financing activities	(2.9)	(0.3)	(6.7)	(3.4)
Net free cash flow	$139.2	$185.5	$358.9	$336.8

AVERAGE REALIZED METAL PRICES

The Company uses the financial measures "average realized gold price" and "average realized silver price", which are non-GAAP financial performance measures, to supplement its consolidated financial statements. Average realized price does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal price represents the sale price of the underlying metal before deducting treatment and refining charges, and other quotational and pricing adjustments. Average realized prices are calculated as the revenue related to each of the metals sold, i.e. gold and silver divided by the quantity of the respective units of metals sold, i.e. gold ounce and silver ounce. Reconciliations of average realized metal prices to revenue are provided below:

For the three months ended September 30,	2021				2020
	Quantity sold		Revenue per ounce/pound	Revenue (In millions of US Dollars)	Quantity sold		Revenue per ounce/pound	Revenue (In millions of US Dollars)
Gold	223,229	oz	$1,789	$399.5	192,578	oz	$1,910	$367.9
Silver	2,176,658	oz	$24.23	52.7	2,907,348	oz	$24.58	71.5
Revenue				$452.2				$439.4

For the three months ended September 30,	2021				2020
	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)
Gold	223,229	oz	$1,789	$399.5	192,578	oz	$1,910	$367.9

Silver	2,016,028	oz	$24.33	49.0	2,748,757	oz	$24.86	68.4
Silver subject to metal sales agreement*	160,630	oz	$23.01	3.7	158,591	oz	$19.80	3.1
	2,176,658	oz	$24.23		2,907,348	oz	$24.58
Gross revenue				$452.2				$439.4
(Deduct) add:
Deferred revenue adjustment**				—				—
Other adjustments				—				—
Revenue				$452.2				$439.4

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For the nine months ended September 30,	2021				2020
	Quantity sold		Revenue per ounce/pound	Revenue (In millions of US Dollars)	Quantity sold		Revenue per ounce/pound	Revenue (In millions of US Dollars)
Gold	642,807	oz	$1,800	$1,156.8	541,531	oz	$1,739	$941.6
Silver	6,038,463	oz	$25.63	154.8	7,818,919	oz	$20.16	157.7
Revenue				$1,311.6				$1,099.3

For the nine months ended September 30,	2021				2020
	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)
Gold	642,807	oz	$1,800	$1,156.9	541,531	oz	$1,739	$941.6

Silver	5,242,134	oz	$25.63	134.4	7,086,405	oz	$19.98	141.6
Silver subject to metal sales agreement*	796,329	oz	$22.78	18.1	732,514	oz	$19.34	14.2
	6,038,463	oz	$25.25		7,818,919	oz	$19.92
Gross revenue				$1,309.4				$1,097.4
(Deduct) add:
Deferred revenue adjustment**				2.4				1.9
Other adjustments				(0.2)				—
Revenue				$1,311.6				$1,099.3
*    Balances represent the metals sold under the metal sales agreements.
**    Consideration from the Company's metal sales agreement is considered variable. Revenue can be subject to cumulative adjustments when the number of ounces to be delivered under the agreement changes. During the three months ended March 31, 2021 and 2020, the Company recognized an adjustment to revenue and finance costs due to a change in the Company's reserve and resource estimates, and therefore, the number of ounces expected to be delivered under the life of the agreement.

ADDITIONAL SUBTOTALS IN FINANCIAL STATEMENTS

The Company uses the following additional line items and subtotals in the consolidated financial statements as contemplated in IAS 1: Presentation of Financial Statements:

•Gross margin excluding depletion, depreciation and amortization - Represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization. This additional measure represents the cash contribution from the sales of metals before all other operating expenses and DDA, in the reporting period.
•Mine operating earnings/loss - Represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization, depletion, depreciation and amortization, temporary suspension, standby and other incremental COVID-19 costs, and net impairment write-downs/reversals.
•Operating earnings/loss - Represents the amount of earnings/loss before net finance costs, other income/costs and income tax expense/recovery. This measure represents the amount of financial contribution, net of all expenses directly attributable to mining operations and overheads. Finance costs and other income/costs are not classified as expenses directly attributable to mining operations.
•Cash flows from operating activities before income taxes paid and net change in working capital - Excludes the payments made during the period related to income taxes and tax related payments and the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. Working capital and income taxes can be volatile due to numerous factors, such as the timing of payment and receipt. As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for income taxes paid and tax related payments and the working capital change during the reporting period.
•Cash flows from operating activities before net change in working capital - Excludes the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. Working capital can be volatile due to numerous factors, such as the timing of payment and receipt. As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for the working capital change during the reporting period.

The Company believes that this presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost items (i.e. depreciation, depletion and amortization), cash flows from operating activities before net change in working capital excludes the movement in working capital items, mine
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operating earnings excludes expenses not directly associated with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operating activities and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

12.    DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s President and Chief Executive Officer and Senior Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Conduct, our Insider Trading Policy, our Corporate Controls Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities) and the U.S. Securities and Exchange Commission (or the SEC). The evaluation included documentation review, inquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this Management’s Discussion and Analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective "internal control over financial reporting" as such term is defined in the rules of the Canadian Securities Administrators and the SEC. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes:

•Maintaining records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
•Providing reasonable assurance that transactions are recorded as necessary for preparation of our Consolidated Financial Statements in accordance with generally accepted accounting principles;
•Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
•Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s Consolidated Financial Statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

CHANGES IN INTERNAL CONTROLS

During the period ended September 30, 2021, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.
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These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between September 30, 2021, and December 31, 2020, and results of operations for the periods ended September 30, 2021, and September 30, 2020.

This Management’s Discussion and Analysis has been prepared as of October 28, 2021. The condensed consolidated interim financial statements prepared in accordance with IAS 34 as issued by the IASB follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes thereto as at and for the three and nine months ended September 30, 2021 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the Financial Statements and the annual audited consolidated financial statements for the year ended December 31, 2020, as well as the most recent Annual Information Form for the year ended December 31, 2020 on file with the Securities Commissions of all of the provinces in Canada and which are included in the 2020 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis. All Dollar amounts in the Management’s Discussion and Analysis are in US Dollars, unless otherwise specified.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, results of feasibility studies, repayment of debt or updates regarding mineral reserves and mineral resources. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver, copper and zinc), currency exchange rates (such as the Canadian Dollar, the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks associated with infectious diseases, including COVID-19, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected
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financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Scientific and technical information contained in this Management’s Discussion and Analysis has been reviewed and approved by Sébastien Bernier, P. Geo (Senior Director, Geology and Mineral Resources). Sébastien Bernier, P. Geo is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2020 and other continuous disclosure documents filed by the Company since January 1, 2021 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

CAUTIONARY STATEMENT TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

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ENDNOTES

(1)	A cautionary note regarding non-GAAP financial performance measures is included in Section 11: Non-GAAP Financial Performance Measures & Additional Subtotals in Financial Statements.

(2)
GEO is calculated as the sum of gold ounces and the gold equivalent of silver ounces using a ratio of 73.55 and 70.31 for the three months and year ended September 30, 2021, respectively, and 79.26 and 92.88 for the three months and year ended September 30, 2020, respectively. GEO calculations for actuals are based on an average market gold to silver price ratio for the relevant period. Guidance GEO assumes gold ounces plus the equivalent of silver ounces using a ratio of 72.00 for 2021.

(3)	Net earnings and adjustments to net earnings are those attributable to Yamana Gold Inc. equity holders.

(4)	Yamana mines is defined as Yamana's currently held mines, including Canadian Malartic, Jacobina, Cerro Moro, El Peñón and Minera Florida.

(5)
Included in the three and nine months ended September 30, 2020 gold production figures are 13,305 and 18,929 of pre-commercial production ounces, respectively, related to the Company's 50% interest in the Canadian Malartic mine's Barnat pit which achieved commercial production on September 30, 2020. Pre-commercial production ounces are excluded from sales figures, however pre-commercial production ounces that were sold during their respective period of production had their corresponding revenues and costs of sales capitalized to mineral properties, captured as a reduction to expansionary capital expenditures.

(6)	Working capital is defined as the excess of current assets over current liabilities.

(7)	The amendment to IAS 16: Property, Plant and Equipment: Proceeds before Intended Use, effective from 2022 prospectively, prohibits entities from deducting amounts received from selling items produced from the cost of property, plant and equipment while the Company is preparing the asset for its intended use.

(8)	Vaccination rates are exclusive of Canadian Malartic, in which we hold a 50% interest. Vaccination rates at Canadian Malartic are in line with the high Abitibi-Témiscamingue regional rates.
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